Execution Version

AMENDED AND RESTATED OPERATING AGREEMENT

OF

OPENSEED LLC

A Florida Limited Liability Company

DATED AS OF 6/15/2022 **, 2022**

MEMBERSHIP UNITS HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR UNDER ANY OTHER SECURITIES LAWS. SUCH INTERESTS MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH RESTRICTIONS ON TRANSFERABILITY HEREIN.

TABLE OF CONTENTS

AMENDED AND RESTATED OPERATING AGREEMENT

OF

OPENSEED LLC

A Florida Limited Liability Company

THIS AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") of **OPENSEED LLC**, a Florida limited liability company (the "**Company**") is entered into effective as of ________________, 2022 ("**Effective Date**"), by and among the Company, and the Members and each other Person who after the Effective Date becomes a Member of the Company in accordance with the terms of this Agreement.by executing a Joinder Agreement.

W I T N E S S E T H:

WHEREAS, the Company was organized as a Florida limited liability company pursuant to the Act by the filing of its Articles of Organization in the Office of the Florida Secretary of State on July 16, 2018;

WHEREAS, the business and affairs of the Company, Members and Manager are currently governed by that certain Limited Liability Company Agreement of OPENSEED LLC, dated as of July 16, 2018 (the "**Existing Operating Agreement**"); and

WHEREAS, as of the Effective Date, the Members and Company desire to enter into this Agreement to amend and restate the Existing Operating Agreement to, among other things: (i) create an additional class of Membership Units (Seed Preferred Membership Units); and (ii) reflect the terms and conditions of the Company operations and set out the Members' and Manager's relative rights, obligations, and duties with respect to the Company and to provide for the Company's management and operation.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants expressed herein, and other good and valuable consideration, the receipt, sufficiency, and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby certify and agree as follows:

ARTICLE I
DEFINITIONS AND CONSTRUCTION

Section I.01 Definitions. Capitalized terms used in this Agreement and not otherwise defined shall have the respective meanings set forth on attached Exhibit B.

Section I.02 Construction. Whenever the context requires, the gender of all words used in this Agreement will include the masculine, feminine and neuter. Wherever the singular

number is used in this Agreement, and when required by the context, the same shall include the plural and vice versa. Unless otherwise specified, all references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits are to Exhibits attached hereto, each of which is made a part hereof for all purposes. The captions contained herein are solely for the convenience of the parties hereto and will not constitute a part of the substance, intent or terms of this Agreement, nor will such captions be considered in the construction of this Agreement. To the extent not otherwise provided in this Agreement, the rights, duties and relations of the Members and the Board will be controlled by the laws of the State of Florida, including the Act.

ARTICLE II
FORMATION OF COMPANY

Section II.01 Name. The name of the Company is "**OPENSEED LLC**" or such other name or names as may be designated by the Board. The Company may conduct business under any fictitious name required by local law or otherwise deemed desirable by the Board.

Section II.02 Principal Office; Registered Office; Registered Agent. The Company's principal office is located at 1951 NW 7th Ave. #600, Miami, FL 33136. The Company's registered agent in the State of Florida is located at 1951 NW 7th Ave. #600 Miami, FL 33136, and the Company's registered agent for service of process at that office is Jonathan Marcoschamer. The Board may change the location of the Company's principal office and registered office and the Company's registered agent.

Section II.03 Term. The Company shall continue in perpetuity unless earlier terminated in accordance with the terms of this Agreement.

Section II.04 Agreement. Other than the Grant Agreements, this Agreement is the sole agreement between or among all the Members with respect to the Company and supersedes all previous and existing agreements, if any, all of which are hereby terminated and are of no further force and effect. To the extent that the rights, powers, duties, obligations, and liabilities of any of the Members, the Board, the Company, and other parties (if any) are different by reason of any provision of this Agreement than they would be under the Act in the absence of that provision, then this Agreement controls to the extent permitted by the Act.

Section II.05 Company Assets; Member's Interest. The Company shall hold all Company Property in the name of the Company and not in the name of any Member and no Member shall have any direct ownership interest in any Company Property. Each Membership Unit shall be personal property for all purposes.

Section II.06 No Partnership. The Company has been formed under the Act, and, except as provided in Section 7.05 (treatment as a partnership for federal and, as applicable, state and local, income tax purposes), the Members do not intend to form a partnership under the statutory or common law of any jurisdiction. The Members do not intend to be partners one to the other. To the extent any Member, by word or action, represents to any Person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation will be liable to any other Member who incurs any personal liability by reason of

such wrongful representation. The Company and each Member shall file all Tax Returns and otherwise take all tax and financial reporting positions in a manner consistent with, and no Member may take any action inconsistent with, the treatment of the Company as a partnership for income tax purposes.

Section II.07 Ratification of Prior Acts. Any and all acts, disclosures, notices, executions, and deliveries which may have been made by the Members prior to (a) the execution of this Agreement or (b) the legal formation of the Company's existence as a limited liability company, are hereby ratified and adopted as legal, valid, and binding acts of the Company as though authorized and empowered as of such act, disclosure, notice, execution or delivery.

ARTICLE III
PURPOSE

Section III.01 Purpose. The Company has been organized for the purpose of (i) designing, producing, and distributing meditation pods and enclosed environments for meditation and other wellness experiences (collectively, the "**Business**"), and (ii) engaging in such other lawful acts or business activities that may be pursued by the Company from time to time, and to participate in any and all activities necessary or incidental thereto. The purpose of the Business may be altered with the Approval of the Members.

Section III.02 Authority of the Company. To carry out the Business, the Company, consistent with and subject to the provisions of this Agreement and all applicable laws, is empowered and authorized to do any and all acts and things incidental to, or necessary, appropriate, proper, advisable, or convenient for, the furtherance and accomplishment of the Business.

ARTICLE IV
MANAGEMENT

Section IV.01 Management of the Company. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of a board of managers (the "**Board**") which is hereby established and shall be comprised of Persons (each such Person, a "**Manager**" and collectively, the "**Managers**") who shall be appointed in accordance with the provisions of Section 4.03. Except as set forth in the Act (e.g. in the event of a merger, Interest exchange or conversion), as prohibited by applicable law, or in those specific instances where actions require the Approval of the Members, the Board will have the sole and exclusive right to conduct the business and affairs of the Company. The Board shall have all the rights, power and authority given it under the Act and other applicable law as well as under this Agreement. A Manager may but need not be a Member. The actions of the Board taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Board pursuant to a resolution expressly authorizing such action.

Section IV.02 **Major Decisions.** Notwithstanding anything to the contrary set forth in this Agreement, the following major decisions may only be made with the Approval of the Members:

(a) incurring any indebtedness, pledge, or granting liens on any assets or guaranteeing, assuming, endorsing, or otherwise become responsible for the obligations of any other Person outside the ordinary course of business in excess of $50,000 in a single transaction or series of related transactions, or in excess of $100,000 in the aggregate at any time outstanding;

(b) causing or permitting the Company to make any loan, extend credit to, make any advance to, or become a guarantor, endorser or accommodation endorser for any Person;

(c) making a Capital Contribution to or investment in, any Person in excess of $100,000;

(d) completing a Sale of the Business;

(e) commencing a Proceeding for bankruptcy, insolvency, reorganization, on behalf of the Company;

(f) settling any lawsuit, action, dispute, or other Proceeding or otherwise assuming any liability with a value in excess of $25,000 or agreeing to the provision of any equitable relief by the Company; and

(g) authorizing a transaction involving an actual or potential conflict of interest between a Member and the Company.

Section IV.03 Board Composition. At all times from and after the Effective Date, the Company shall have at least one (1), but no more than three (3) Managers on the Board. Each Manager on the Board shall be appointed with the Approval of the Members and each Manager shall continue to serve on the Board until such Manager's the earlier resignation, death, Disability, Incapacity, or removal in accordance with Section 4.09 and Section 4.10. As of the Effective Date, the Company shall have one (1) Manager, consisting of Jonathan Marcoschamer (the "**Chairman**").

Section IV.04 **Action by the Board.** Each Manager on the Board is entitled to one (1) vote on all matters to be determined by the Board. If the Board consists of one (1) Manager, the affirmative vote or consent of the sole Manager on the Board shall be the act of the Board. If the Board consists of two (2) Managers, the affirmative vote or consent of both Managers on the Board shall be the act of the Board. If the Board consists of three (3) Managers, the affirmative vote or consent of a majority of the Managers on the Board shall be the act of the Board. Any action of the Board may be taken without a meeting if a written consent of (i) the Manager on the Board shall approve such action, if the Board consists of one (1) Manager; (ii) both Managers on the Board shall approve such action, if the Board consists of two (2) Managers; or (iii) a majority of the Managers on the Board shall approve such action, if the Board consists of three (3)

Managers. Such consent shall have the same force and effect as a vote at a meeting, and the executed written consent shall be distributed to any Manager that was not a signatory to such written consent. Notices of regular meetings of the Board are required to be made to all of the Managers on the Board. Notices of special meetings of the Board shall state the date and hour of the meeting and the purpose or purposes for which the meeting is called. Special meetings shall be held at the office of the Company, or at such other place as shall be agreed to by the Board. The notice of a special meeting shall be given in writing not less than one (1) nor more than twenty (20) days before the date of the meeting by the Manager requesting such meeting to each other Manager. A Manager may waive in writing the requirements for notice before, at or after a special meeting, and attendance at such a meeting, without objection by a Manager, shall be deemed a waiver of such notice requirements.

Section IV.05 Officers. The Chairman may appoint individuals as officers of the Company (each, an "**Officer**" and collectively, the "**Officers**") who shall exercise such powers and duties as may have been expressly delegated to them in writing and who shall serve and continue in such offices for the term of the Company, unless sooner removed by the Board. A vacancy in any office appointed in accordance with this Section 4.05 occurring because of death, Disability, Incapacity, resignation, removal, or otherwise, may, but need not, be filled by the Board. Officers may but need not be Members.

Section IV.06 Independent Activities. Each Manager on the Board shall not be required to manage the Company as each Manager's sole and exclusive function, and except as provided in Section 5.08 and Section 14.01, the Managers may have other business interests and engage in activities in addition to those relating to the Company. Neither the Company nor any Member shall have the right, by virtue of this Agreement, to share or participate in such other investments or activities of a Manager or to the income and benefits derived therefrom. The activities of the Managers described in this Section 4.06 shall be deemed to not violate any fiduciary duties (including the duty of loyalty) whether or not such duties otherwise arise or exist at law or in equity. Furthermore, the parties hereto expressly agree that this Section 4.06, including the alteration of certain aspects of any fiduciary duties (including the duty of loyalty), is not manifestly unreasonable.

Section IV.07 Compensation and Expenses.

(a) Each Manager on the Board may receive such fees, commissions, and other compensation as may be Approved by the Members. The Members acknowledge such services and compensation would be fair to the Company and waive any right to challenge the same based on a conflict of interest.

(b) Each Manager on the Board will be reimbursed for all reasonable expenses that the Board incurs in furthering the Company's purposes in connection with the management of the Company and the Business.

Section IV.08 Third Party Reliance.

(a) Any Person dealing with the Company or the Board may rely upon a certificate signed by the Board as to (i) the existence or non-existence of any fact or facts which constitute a condition precedent to acts by the Board; (ii) the Persons who are authorized to execute and deliver any instrument or document on behalf of the Company; or (iii) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or any Member.

(b) In performing the Board's duties, the Board shall be entitled to rely on information, opinions, reports or statements of the following persons or groups unless the Board has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i) One or more employees or other agents of the Company whom the Board reasonably believes to be reliable and competent in the matters presented;

(ii) Any attorney, public accountant, other individuals holding professional licenses, or other persons as to matters which the Board reasonably believes to be within such person's professional or expert competence.

Section IV.09 **Resignation; Death; Disability; Incapacity; Vacancy of a Manager.** A Manager may resign at any time from the Board by delivering at least thirty (30) days written notice of resignation to the Company, which resignation shall be effective upon the expiration of such thirty (30) day notice period. Upon a Manager's resignation from the Board, such Manager's vacancy on the Board shall be filled by the Chairman. Upon the Chairman's resignation from the Board, such Chairman's vacancy on the Board shall be filled with the Approval of the Members. The resignation of a Manager from the Board shall not affect the Manager's rights as a Member and shall not constitute a dissociation of such Member. Amendments to the Articles of Organization to reflect a successor Manager otherwise approved in accordance with this Agreement may be made by the Board. In the event of a Manager's death, Disability or Incapacity such Manager's vacancy on the Board shall be filled by the Chairman. In the event of the Chairman's death, Disability or Incapacity, such Chairman's vacancy on the Board, shall be filled with the Approval of the Members, provided, however, that if the Chairman is also a Member, such Member shall not be entitled to cast a vote on such matter.

Section IV.10 **Removal of Managers.** A Manager may only be removed from the Board for Cause with the Approval of the Members, at the request of the Chairman; provided, however, that if the Manager who is the subject of the potential removal is also a Member, such Member shall not be entitled to cast a vote on such matter. The Chairman may only be removed from the Board for Cause with the Approval of the Members, at the request of the Board; provided, however, that if the Chairman who is the subject of the potential removal is also a Member or Manager, such Member or Manager shall not be entitled to cast a vote on such matter. If a Manager is also a Member, the removal of the Manager from the Board shall not otherwise affect the Manager's rights and obligations as a Member. "**Cause**" shall mean the intentional commission of any act of fraud, embezzlement, dishonesty or any other willful serious

misconduct in connection with the material duties of a Manager. Upon removal of a Manager from the Board for Cause, such Manager's vacancy shall be filled by the Chairman.

Section IV.11 Financial Reports. The Board will be responsible for the preparation of financial reports of the Company. Within a reasonable period of time after receipt of a written request by a Member, the Board will cause such Member to be furnished with a copy of the balance sheet of the Company as of the last day of the applicable fiscal quarter or year requested, and a statement of profit and loss for the Company for such period.

Section IV.12 No Personal Liability. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, the Board will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager.

Section IV.13 Savings Provision. It is the intent of the Company and the Members that the Board shall have the sole authority and discretion to act and/or vote with respect to any matter whatsoever pertaining to the Business and affairs of the Company which is not specifically reserved hereunder for vote by the Members or is required under applicable law to be voted on by the Members. If there is any ambiguity or doubt, such ambiguity or doubt is to always be resolved in favor of authority to the Board.

Section IV.14 Deadlocks.

(a) In the event that the Board consists of two (2) Managers and such Managers are unable to come to an agreement and unanimously decide on the best course of action relative to any decision requiring the approval of the Board (in each case, a "**Deadlock**"), then, upon written notice from the one Managers to the other Manager setting forth the matters constituting the Deadlock, the Managers shall use their best efforts to identify the basis for the Deadlock between them and to enter into good faith negotiations for a period of three (3) days after delivery of such written notice in order to reach a reasonable compromise position in the common interests of the Company.

(b) In the event that any ongoing Deadlock cannot be resolved by good faith negotiations in accordance with Section 4.14(a) within such three (3) day period, the Chairman shall resolve the Deadlock and render his or her decision in writing to the Board as soon as practicable after the Deadlock is presented to the Chairman by the Board. During the continuation of any Deadlock and prior to the final resolution of such Deadlock pursuant to this Section 4.14, the Company shall continue to operate in a manner consistent with its prior practices and this Agreement until such time as such Deadlock is resolved.

ARTICLE V
RIGHTS AND OBLIGATIONS OF MEMBERS

Section V.01 Limitation of Liability.

(a) Subject to Section 5.01(b), no Member shall have any personal liability whatsoever in its capacity as a Member, whether to the Company, to any of the Members, or to

the creditors of the Company, for the debts, liabilities, contracts, or any other obligations of the Company, or for any losses of the Company. A Member shall be liable only to make its initial Capital Contributions as expressly provided for herein and shall not be required to lend any funds to the Company or to make any further Capital Contributions to the Company or to repay to the Company, any Member, or any creditor of the Company all or any fraction of any negative amount in a Member's Capital Account.

(b) In accordance with applicable law, a Member of the Company may, under certain circumstances, be required to return to the Company, for the benefit of Company creditors, amounts previously distributed to such Member. It is the intent of the parties hereto that no distribution to any Member shall be deemed a return or withdrawal of capital, and that no Member shall be obligated to pay any such amount to or for the account of the Company or any creditor of the Company. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member only and not of any other Member.

(c) A Member shall not be personally liable for the payment or repayment of any amounts standing in the account of another Member including, but not limited to, the Capital Contributions. Any such payment or repayment, if required to be made, shall be made solely from the Company's assets.

Section V.02 Membership Units. The Company has three (3) authorized classes of Membership Units, Seed Preferred Membership Units, Class A Membership Units, and Class B Membership Units

(a) Seed Preferred Membership Units. The Company, with the approval of the Board, shall issue Seed Preferred Membership Units to the Seed Preferred Members, which shall be reflected on Exhibit C hereto (as it may be amended from time to time by the Board). The holders of Seed Preferred Membership Units shall be the Seed Preferred Members. The Seed Preferred Members shall have the right to all other benefits to which such Member may be entitled as provided in this Agreement or the Act. The Seed Preferred Members shall have the right to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement, and any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act. Without limitation of the foregoing, each Seed Preferred Member agrees and acknowledges that the Board may issue interests in the Company with rights superior to the Seed Preferred Membership Units from time to time with the Approval of the Members.

(b) Class A Membership Units. The Company, with the approval of the Board, shall issue Class A Membership Units to the Class A Members, which may include certain Officers employees, consultants or other service providers of the Company (each, a "**Service Provider**" and collectively, the "**Service Providers**"), which shall be reflected on Exhibit C hereto (as it may be amended from time to time by the Board). Any holder of Class A Membership Units shall be a Class A Member. The Board, is hereby authorized to determine which Persons and Service Providers shall be offered and issued Class A Membership Units, the Sharing Ratio attributable to such Class A Membership Units to be offered and issued to each Class A

Member and the terms of issuance. Class A Members shall have the right to all other benefits to which such Member may be entitled as provided in this Agreement or the Act. Class A Members shall have the right to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement, and any and all other benefits to which such Member may be entitled as provided in this Agreement or the Act. Without limitation of the foregoing, each Class A Member agrees and acknowledges that the Board may issue interests in the Company with rights superior to the Class A Membership Units from time to time without the approval or consent of the Class A Members.

(c) Class B Membership Units. The Company, with the approval of the Board, is authorized to issue Class B Membership Units from time to time to Service Providers as determined by the Board. All Class B Membership Units are non-voting interests and, if and when issued, shall be reflected on Exhibit C hereto (as it may be amended from time to time by the Board). Any such holder of Class B Membership Units shall be a Class B Member. The Board, is hereby authorized to determine which Service Providers shall be offered and issued such Class B Membership Units, the Sharing Ratio attributable to such Class B Membership Units to be offered and issued to each Class B Member and the terms of issuance. Except as otherwise provided in the Act or by applicable law, the Class B Membership Units shall not be entitled to vote (or consent with respect to any) matters submitted to a vote (or requiring consent of the Members). Without limitation of the foregoing, each Class B Member agrees and acknowledges that the Board may issue interests in the Company with rights superior to the Class B Membership Units from time to time without the approval or consent of the Class B Members.

(d) Grant Agreements. The Company with the approval of the Board, is hereby authorized and directed to deliver Services Agreements, Advisory Agreements, or Independent Contractor Agreements (each, a "**Grant Agreement**" and collectively, the "**Grant Agreements**"), in connection with the issuance of Class A Membership Units or Class B Membership Units to Service Providers. Each Grant Agreement shall include such terms, conditions, rights, and obligations as may be determined by the Board, consistent with the terms herein.

(e) Vesting Criteria. The Board, shall establish such vesting criteria for the Class A Membership Units or the Class B Membership Units issued to Service Providers as it determines in its discretion and may include such vesting criteria in the Grant Agreements for any grant of for the Class A Membership Units or the Class B Membership Units issued to Service Providers. As used in this Agreement:

A. any Class B Membership Unit or Class A Membership Units that have not vested pursuant to the terms of the applicable Grant Agreement are referred to as an "**Unvested Membership Unit**"; and

B. any Class B Membership Unit or Class A Membership Unit that have vested pursuant to the terms of the applicable Grant Agreement are referred to as a Membership Unit.

(f) Liquidation Value and Interest Hurdle. Immediately prior to each subsequent issuance of Class B Membership Units or certain Class A Membership Units, the Board, shall determine in good faith the Liquidation Value and the appropriate Interest Hurdle for such Class B Membership Units or Class A Membership Units on the basis of the Liquidation Value immediately prior to the issuance of such Class B Membership Units or Class A Membership Units.

(g) Forfeiture and Cancellation of Restricted Membership Units. The Grant Agreements may require the Services Providers or certain Class A Members to forfeit their Unvested Membership Units or Membership Units under certain circumstances ("**Forfeited Units**"). Upon the forfeiture of Unvested Membership Units or Membership Units by Services Providers or certain Class A Members, the Forfeited Units shall be converted to Class A Membership Units and transferred to the Marcoschamer Member.

Section V.03 Profits Interest. The Company and each Member hereby acknowledge and agree that Unvested Membership Units constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27 (a "**Profits Interest**"), and that Unvested Membership Units are received in exchange for the provision of services by the Class A Members or the Class B Members who are Service Providers to or for the benefit of the Company. The Company and each Class A Member or Class B Member who are Service Providers and who receive Unvested Membership Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any Class A Member or Class B Member who are Service Providers and who receive Unvested Membership Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance or other governmental authority that supplements or supersedes the foregoing Revenue Procedures.

Section V.04 Tax Treatment. Each Unvested Membership Unit shall receive the following tax treatment:

(a) The Company and each Class A Member or Class B Member who are Service Providers and who receive Unvested Membership Units shall treat such applicable Class A Member or Class B Member as the owner of such Unvested Membership Units from the date of their receipt, and the Class A Member or Class B Member who are Service Providers receiving such Unvested Membership Units shall take into account his or her distributive share of net income, net loss, income, gain, loss and deduction associated with the Unvested Membership Units in computing such Class A Member's or Class B Member's income tax liability for the entire period during which such Class A Member or Class B Member holds the Unvested Membership Units.

(b) Each Class A Member or Class B Member who are Service Providers that receive one or more Unvested Membership Units shall make a timely and effective election under Code Section 83(b) with respect to such Unvested Membership Unit(s) and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall: (1) treat such Unvested Membership Units as outstanding for tax purposes; (2) treat such Class A Member or Class B Member as a partner for tax purposes with respect to such Unvested Membership Units; and (3) file all tax returns and reports consistently with the

foregoing. Neither the Company nor any of its Members shall deduct any amount (as wages, compensation or otherwise) with respect to the receipt of such Unvested Membership Units for federal income tax purposes.

(c) In accordance with the finally promulgated successor rules to Proposed Regulations Section 1.83-3(l) and IRS Notice 2005-43, each Member, by executing this Agreement, authorizes and directs the Company to elect a safe harbor under which the fair market value of any Unvested Membership Units issued after the effective date of such Proposed Regulations (or other guidance) will be treated as equal to the liquidation value (within the meaning of the Proposed Regulations or successor rules) of the Unvested Membership Units as of the date of issuance of such Unvested Membership Units. In the event that the Company makes a safe harbor election as described in the preceding sentence, each Member hereby agrees to comply with all safe harbor requirements with respect to Transfers of Membership Units while the safe harbor election remains effective.

Section V.05 Certificates. The Board may, but shall not be required to, issue certificates (each, a "**Certificate**") to the Members evidencing the ownership of a Membership Unit held by such Member; provided, however, should the Board decide to issue such certificates evidencing ownership of a Membership Unit, then, in addition to any other legend required under the Act, all certificates representing issued and outstanding Membership Units shall bear a legend substantiality in the following form:

> "THE MEMBERSHIP UNITS EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY UPON COMPLIANCE WITH THE TERMS OF THE AMENDED AND RESTATED OPERATING AGREEMENT OF THE COMPANY DATED EFFECTIVE AS OF ___________ ____, 2022, AS THE SAME MAY BE AMENDED, RESTATED OR SUPPLEMENTED FROM TIME TO TIME (COLLECTIVELY, THE "AGREEMENT"), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE MEMBERSHIP UNIT REPRESENTED BY THE CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AGREEMENT."

Section V.06 **Actions by Members.** The Members may, but shall not be required to hold any annual, special nor other period formal meetings. A meeting of the Members may be the Board or by the Approval of the Members. Written notice stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called shall be delivered not less than five (5) days nor more than thirty (30) days before such meeting. Members may participate in the meetings of the Members by means of a conference telephone call or similar electronic communication by means of which all Members who participate in the meeting can hear each other, and participation in the meeting pursuant to this electronic or telephonic method constitutes presence in person at that meeting. Alternatively, any action that may be taken by the

voting Members (the Seed Preferred Members and the Class A Members only) may be taken without a meeting if a written consent setting forth the action so taken is signed by the Seed Preferred Members and the Class A Members representing the Approval of the Members, and such written consent shall be filed with the minutes of the proceedings of Member meetings and distributed to all voting Members that were not signatories to such written consent. For the avoidance of doubt, the Class B Members shall not be entitled to attend or vote at any meeting of the Members, unless otherwise required by the Act or applicable law.

Section V.07 **Independent Activities.** Except as provided in Section 5.08 and Section 14.01, each Member may engage in or possess any interest in any business venture or activity of any nature or description whatsoever, independently or with others without having or incurring any obligation to offer any interest in such other business or activity to the Company or any other Member. As a material part of the consideration for the execution of this Agreement, each Member hereby waives, relinquishes and renounces any right or claim of participation in any business or activity of the other Members and their Affiliates and the income or profits derived therefrom.

Section V.08 **Business Opportunities.** If a Member, Manager, or any of their respective Affiliates is offered or discovers a business opportunity of the type and character that is consistent with the Business of the Company (a "**Business Opportunity**"), such Member, Manager, or Affiliate shall, prior to pursuing such Business Opportunity, offer to the Company, regardless of whether such Member, Manager, or Affiliate believes the Company would be able (financially or otherwise) or willing to pursue such Business Opportunity. If the Company, upon the approval of the Board, determines not to pursue such Business Opportunity within ten (10) days after its presentation to the Company, the Preferred Seed Members, and the Class A Members, the presenting Member, Manager, or Affiliate shall be free to pursue such Business Opportunity as such Member, Manager, or Affiliate shall determine in its sole discretion. The Company, upon the Approval of the Members, may agree to any exception to any provision of this Section 5.08.

ARTICLE VI
CAPITAL

Section VI.01 **Members' Initial Capital Contributions.** Each Member has contributed to the Company, or has been credited for, certain cash Capital Contributions, in kind services, and/or certain non-cash assets as indicated on the attached Exhibit C.

Section VI.02 **Additional Capital.** If the Company should require capital for any reason in addition to any money provided pursuant to Section 6.01 hereof and notwithstanding any other provision in this Agreement, the Board, subject to Section 4.02, shall have the power and authority to select one or more of the following alternatives:

(a) to borrow the needed funds from independent sources on such terms as the Board deems appropriate, including, without limitation, through a private offering of debt securities;

(b) to accept from any Class A Member or Seed Preferred Member a loan of the required funds, which loan shall be on such terms and conditions as the Board deems appropriate under the circumstances ("**Member Loan**"), and which shall be treated as a debt of the Company and not as a Capital Contribution;

(c) to request that any Class A Member or Seed Preferred Member provide to the Company the required capital in the form of cash Capital Contributions, pro rata; or

(d) to raise capital through a private offering of equity securities and issue new Membership Units to Persons as Class A Members or Seed Preferred Members (or any new class).

Section VI.03 Members' Right to Contribute. In the event the Members seek to obtain Member Loans in accordance with Section 6.02(b) or that the Members provide additional capital to the Company in accordance with Section 6.02(c) hereof ("**Additional Capital**"), any Class A Member or Seed Preferred Member shall have the right, but not the obligation, to contribute any or all of the Additional Capital in accordance with the procedure set forth in this Section 6.03.

(a) The Board shall promptly send written notice to the Seed Preferred Members or Class A Members (an "**Additional Capital Notice**") specifying the amount of Additional Capital required by the Company, whether such Additional Capital is to be treated as a Member Loan or as an additional Capital Contribution, and the terms of such Member Loan or additional Capital Contribution.

(b) The Seed Preferred Member or each Class A Member shall have five (5) days from the date of receipt of the Additional Capital Notice to inform the Company, in writing, if such Seed Preferred Member or Class A Member desires to contribute any or all of the Additional Capital (each, a "**Contributing Member**").

(c) If the Seed Preferred Member or if more than one Class A Member desires to be a Contributing Member and such Contributing Members desire to contribute, in the aggregate, more than the total amount of the Additional Capital, each such Contributing Member shall have the right to contribute an amount equal to such Contributing Member's pro rata share of the Additional Capital, which shall be determined by dividing each Contributing Member's Sharing Ratio by the total aggregate Sharing Ratio of all the Contributing Members and multiplying the product by the amount of the Additional Capital.

(d) If, after giving effect to the procedure in Section 6.03(c), any amount of the Additional Capital remains unfunded, each Contributing Member shall have the right, but not the obligation, to contribute any or all of the unfunded amount of the Additional Capital. In the event: (i) more than one Contributing Member elects to contribute any or all of the unfunded amount of such Additional Capital, such Contributing Members may contribute to the unfunded amount on a pro rata basis, which shall be determined by dividing each Contributing Member's Sharing Ratio by the total aggregate Sharing Ratio of all the Contributing Members who have agreed to contribute to the unfunded amount and multiplying the product by the amount of the Additional Capital that remains unfunded; or (ii) in the event only one (1) Contributing Member

is willing to contribute any portion of the remaining unfunded Additional Capital, such Contributing Member may contribute any or all of the unfunded amount of such Additional Capital.

(e) The provisions of Section 6.03(d) shall continue to apply until either: (i) the entire unfunded Additional Capital has been contributed by Contributing Members, in which case each Contributing Member shall be required to contribute the amount such Contributing Member has agreed to contribute in accordance with this Section 6.03; or (ii) in the event the entire amount of such unfunded Additional Capital has not been contributed and no Contributing Member is willing to contribute any additional amount towards the Additional Capital, each Contributing Member may, but shall have no obligation to, contribute any amount of the Additional Capital.

(f) All contributions to be made pursuant to this Section 6.03 shall be made within thirty (30) days of the date the amount to be contributed by each Contributing Member has been finalized. In the event any Class A Members or Seed Preferred Members contribute any Additional Capital that is treated as additional Capital Contributions in accordance with Section 6.03(c), upon receipt of such Additional Capital from the Seed Preferred Member or the Class A Members, the Board shall reallocate among the Seed Preferred Member or Class A Members the Membership Units and Sharing Ratio set forth on Exhibit C based on any Capital Contributions made by the Seed Preferred Member or Class A Members pursuant to this Section 6.03, and the reallocation resulting therefrom shall be based on a reasonable estimate of the fair market value of the Company on the date of such reallocation, as conclusively determined by the Board.

Section VI.04 Additional Interests. If the Company has determined, in accordance with Section 6.02(d), to raise additional capital, the Company shall be permitted to authorize and issue additional Seed Preferred Membership Units and Class A Membership Units, and to create additional classes of Members having such relative rights, powers, duties, privileges, economic benefits, voting interests and other characteristics as the Company deems advisable, including, without limitation, rights, powers and/or preferences senior or superior in any respect to those rights, powers and preferences granted to then-existing Members. Without limiting the generality of the foregoing, the Board, is authorized to cause the Company to fix and determine:

(a) the Sharing Ratio allocated to each class or series of Membership Units and the designation of such class or series of Membership Units;

(b) the rate and time at which distributions on any class or series shall be paid, whether the distribution shall be cumulative and the participating or other special rights, if any, with respect to distributions;

(c) the voting powers, full or limited, if any, of any class or series; and

(d) the price or other consideration for which the Membership Units of such class or series shall be issued.

Without limiting the generality of the foregoing, the Company, with the Approval of the Members, is authorized to fix and determine:

(e) whether the Membership Units in any class or series shall be redeemable and, if so, the price(s) at which, and the terms and conditions on which, such Membership Units may be redeemed and the terms and amount of any sinking fund or purchase fund, if any, for the purchase or redemption of Membership Units in such class or series;

(f) the amount(s) payable with respect to the Membership Units of any class or series of Membership Units in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company; and

(g) the terms upon which the holder of any Membership Units in a class or series may convert its Membership Units into any other class or series of Membership Units.

Notwithstanding any provisions herein to the contrary, this Section 6.04 shall not be applicable to any sale or issuance of any Membership Units (i) in a public offering pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended; or (ii) in consideration of the purchase of the assets or business of a Person or a merger or consolidation of the Company with another entity.

Section VI.05 Generally. No Member shall be entitled to withdraw any part of such Member's Capital Contributions or Capital Account or to receive any distribution from the Company except as specifically provided in this Agreement. Except as otherwise provided in this Agreement or the Act, no Member will receive any interest, salary or draw with respect to its Capital Contributions or Capital Account or for services rendered on behalf of the Company, and under circumstances requiring a return of any Capital Contributions, no Member will have the right to receive property other than cash.

ARTICLE VII
INCOME TAXES

Section VII.01 Records and Accounting. The books and records of the Company shall be kept on such basis of accounting as may be determined by the Board. Proper and complete records and books of account of the business of the Company, including a list of the names and addresses and the number and class of Membership Units of all Members, shall be maintained by the Board at the Company's principal place of business, and each Member or its duly authorized representative shall have access to them, upon reasonable notice and for a proper purpose, at all reasonable times during business hours. Any Member, or its duly authorized representatives, upon paying the costs of collection, duplication, and mailing, shall be entitled for any proper purpose to a copy of the list of names and addresses of the Members and number of Membership Units held by the Member and other records or books specified in applicable law. Such information shall be used for Company purposes only. There shall be an interim closing of the books of account of the Company at such time as the Company's taxable year ends pursuant to the Code and at such other times as the Board determines is required under this Agreement.

Section VII.02 **Allocations and Other Tax Matters.** Profits and Losses, special tax allocations, and other similar income taxation matters are specified on the attached Exhibit D.

Section VII.03 Returns and Tax Information. The Board will cause to be prepared by the Company's accountants and filed in a timely manner all necessary federal, state, foreign and other tax returns, information returns, applications, elections and other instruments required under applicable law to be filed by the Company. The Board will further use commercially reasonable efforts to provide to each Member all information necessary for the preparation of such Member's federal income tax returns, including a statement showing each Member's share of Profits and Losses, and the amount of any distribution made to or for the account of such Member pursuant to this Agreement, and within seventy-five (75) days after the end of each Fiscal Year.

Section VII.04 Tax Elections. The Company shall at all times elect to be treated as a partnership for federal income tax purposes and adopt the calendar year as the Company's tax and Fiscal Year. If a distribution of Company Property as described in Section 734 of the Code should occur or if a transfer of an Interest as described in Section 743 of the Code should occur, on request by notice from any Member, to elect, pursuant to Section 754 of the Code, if such election has not been previously made, to adjust the basis of Company Property; provided that the Company may require the Member requesting such election to reimburse the Company for any additional expense incurred as a result of such election; provided, however, that the Board may make any other election that the Board may deem appropriate and in the best interest of the Company.

Section VII.05 Partnership Representative.

(a) Appointment. The Members hereby appoint, effective as of the Effective Date, Jonathan Marcoschamer, to be the "partnership representative" (the "**Partnership Representative**") of the Company as provided in Code Section 6223(a) as amended by the Bipartisan Budget Act of 2015 (the "**BBA**"). The Partnership Representative may resign at any time or be removed for Cause by the Board. Upon any such resignation or removal, the Board shall appoint a new Partnership Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local or foreign taxing authority (a "**Taxing Authority**"), including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly notify the Members if any Tax Return of the Company is audited and upon the receipt of a notice of final partnership administrative adjustment or final partnership adjustment. Without the approval of the Board, the Partnership Representative shall not extend the statute of limitations, file a request for administrative adjustment, file suit relating to any Company tax refund or deficiency or enter into any settlement agreement relating to items of income, gain, loss or deduction of the Company with any Taxing Authority.

(c) BBA Elections. To the extent permitted by applicable law and regulations, the Company will annually elect out of the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**") for tax years beginning after the Effective Date pursuant to Code Section 6221(b) (as amended by the BBA Procedures). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA Procedures, then within

forty-five (45) days of any notice of final partnership adjustment, the Company may elect the alternative procedure under Code Section 6226, as amended by Section 1101 of the BBA Procedures, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Tax Returns and Tax Deficiencies. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income Tax Return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member by the Company.

(e) Income Tax Elections. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

(f) Indemnity. Notwithstanding any other provision of this Agreement, the Company shall indemnify, defend, hold harmless, and reimburse, to the fullest extent provided by law, the Partnership Representative for all expenses, including legal and accounting fees (as such fees are incurred), claims, liabilities, losses, and damages incurred in connection with any tax audit or judicial review proceeding with respect to the tax liability of the Members, the payment of all such expenses to be made before any cash distributions are made to the Members. No Member shall be obligated to provide funds for such purpose.

ARTICLE VIII
DISTRIBUTIONS

Section VIII.01 Distributable Cash Flow.

(a) Except upon the sale of all or substantially all of the Company's assets and the dissolution and liquidation of the Company, Distributable Cash Flow, if any, shall be distributed to the Members pursuant to Section 8.01(c) in such amounts and at such times as determined by the Board in its sole discretion, and the Board may, in the Board's sole and absolute discretion, distribute to each Member a minimum amount equal to the net amount of such Member's distributive share of the items of Company income and loss and such other items as set forth in Section 702 of the Code, multiplied by the highest marginal tax rate for individuals then in effect under the Code (the "**Tax Advances**"), provided that no such periodic distribution will be made if such distribution will violate any applicable law. Any Tax Advances made pursuant to this Section 8.01 shall be treated for purposes of this Agreement as advances on distributions pursuant to this Article VIII and shall reduce, dollar for dollar, the amount otherwise distributable to each Member pursuant to this Article VIII.

(b) All amounts withheld pursuant to the Code or any provision of any foreign, state, or local tax law or treaty with respect to any payment, distribution, or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article VIII for all purposes of this Agreement. The Board is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, foreign, state, or local government any amounts required to be so withheld pursuant to the Code or any provision of any other federal, foreign, state, or local law or treaty and shall allocate such amounts to those Members with respect to which such amounts were withheld.

(c) Distributable Cash Flow, if any, shall be distributed to the Members in the following order of priority:

(i) first, in discharge of Member Loans, in chronological order with the most recent Member Loan being discharged first, first in payment of accrued interest and then in payment of unpaid principal; and

(ii) thereafter, to the Members, pro rata, in accordance with their respective Sharing Ratios.

Section VIII.02 **Liquidating Distributions.** Upon the sale of all or substantially all of the Company's assets and the dissolution and liquidation of the Company, the proceeds of the liquidation and any other assets of the Company ("**Liquidation Amount**") shall be distributed to its Members in the following order of priority:

(a) first, in discharge of Member Loans, in chronological order with the most recent Member Loan being discharged first, first in payment of accrued interest and then in payment of unpaid principal;

(b) second, in payment to creditors of the Company, including Members who are creditors, in the order of priority provided by law;

(c) third, in payment to the Members in accordance with their positive Capital Account balances, until such Capital Account balances have been reduced to zero;

(d) fourth, to the Seed Preferred Members in an amount equal to the greater of (i) a Seed Preferred Member's pro rate share of such Seed Preferred Member's Unrecovered Capital, so that the Unrecovered Capital due to such Seed Preferred Member is discharged simultaneously and proportionately or (ii) a Seed Preferred Member's pro rata share of the remaining Liquidation Amount; and

(e) thereafter; to the Class A Members and Class B Members pro rata in accordance with their respective Sharing Ratios.

Section VIII.03 **Limitations on Distributions to Service Providers.** It is the intention of the parties to this Agreement that distributions to any Class A Member or Class B Member who are Service Providers with respect to such Service Providers' Unvested Membership Units be limited to the extent necessary so that the related Interest constitutes a

Profits Interest. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any distributions to any Class A Member or Class B Member who are Service Providers with respect to such Service Providers' Unvested Membership Units so that such distributions do not exceed the available Profits in respect of such Service Provider's related Profits Interest. Available Profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Unvested Membership Units and the date of such distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Interest Hurdle applicable to such Unvested Membership Unit. In the event that a Service Providers' distributions and allocations with respect to such Service Providers' Unvested Membership Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the holders of Seed Preferred Membership Units, Class A Membership Units, and Class B Membership Units that have met their Interest Hurdle (such Unvested Membership Units, "**Qualifying Membership Units**"), pro rata in proportion to their aggregate holdings of Membership Units and Qualifying Membership Units treated as one class of Membership Units.

Section VIII.04 Limited Liability. If the assets of the Company are insufficient to discharge the liabilities of the Company after it is dissolved, no Member will have any obligation to contribute capital to the Company to cover the shortfall.

ARTICLE IX
TRANSFERS OF INTERESTS

Section IX.01 Prohibition; Conditions to Transfer; Indemnification.

(a) General Prohibition. Except as set forth in this Article IX, no Member may Transfer its Interest (or any part thereof), in whole or in part, whether directly or indirectly, voluntarily or involuntarily, whether by merger (regardless of whether the Member is the surviving entity), consolidation, dissolution, operation of law or any other manner unless such Transfer shall have first received the approval of the Board. All potential transferees of an Interest are on notice of this prohibition. Further, if a Member Transfers any portion of such Member's Interest without the approval of the Board, such Transfer shall be void *ab initio*, the Transfer shall not be recorded on the Company's books, and the purported transferee shall not be treated (and the purported transferor will continue to be treated) as the owner of the purported transferor's Interest for all purposes of this Agreement.

(b) Conditions of Transfer. As a condition to the Company recognizing the effectiveness of any Transfer permitted hereunder and to the transferee being substituted as a Member, the Board shall require the transferring Member or the transferee, as the case may be, to execute, acknowledge and deliver such instruments of transfer, assignment and assumption and such other certificates (if applicable), representations and documents, and to perform all such other acts which the Board may deem necessary or desirable to:

(i) verify the Transfer;

(ii) confirm that the Person desiring to acquire an Interest, or to be admitted as a Member, has accepted, assumed and agreed to be subject and bound by all of the terms, obligations and conditions of this Agreement, by executing a joinder agreement in a form reasonably acceptable to the Company (whether or not such Person is to be admitted as a new Member);

(iii) confirm the Transfer does not cause the Company to lose its status as a partnership for income tax purposes; and

(iv) assure compliance with any applicable state and federal laws, including, but not limited to, securities laws and regulations.

(c) Indemnification. The transferring Member will indemnify, defend, and hold harmless the Company, the Board and remaining Members against any and all claims, actions (whether actual or threatened) and expenses (including, without limitation, tax liabilities or loss of tax benefits) arising directly or indirectly as a result of any Transfer or purported Transfer in violation of this Article IX.

Section IX.02 Permitted Transfers. Notwithstanding anything to the contrary set forth in Section 9.01(a) but still subject to the conditions set forth in Section 9.01(b), the following Transfers may be made without the approval of the Board:

(a) Transfers for Estate Planning Purposes. For estate planning purposes, each Member who is not an individual, may sell, give, or bequeath all or any part of its Interest to an Affiliate of such Member, and may also sell, give, or bequeath all or any part of its Interest to the spouse, children, heirs, or trusts ("**Estate**") of the owner or principal of such Member; and

(b) Transfers to Family Members. Each Member who is an individual or each a Person (each a "**Beneficial Owner**" or "**Beneficial Ownership**") indirectly owning an Interest in the Company through a partnership, grantor trust or S corporation, may sell, give, assign or bequeath all or any part of his Interest to such Member's Estate for his own or their benefit, or to any entity owned or controlled by such Person. The rights accorded each Member under this Section 9.02(b) may also be exercised by any successor, executor, administrator, spouse, child or heir who may have succeeded to the Member's Interest.

Section IX.03 Purchase by Company Upon Repurchase Events.

(a) Repurchase Events. Except as otherwise set forth in this Agreement, if at any time during the term of this Agreement:

(i) a Member who is an individual or an individual who is the sole owner of an entity that is a Member of the Company (the "**Departing Member**") (A) dies, (B) becomes Incapacitated, or (C) has a Disability (each, a "**Triggering Event**"), the Company, upon the approval of the Board, may purchase all or any portion of the Departing Member's Interests in the manner set forth in this Section 9.03;

(ii) a Member who is an individual or an individual who is the sole owner of an entity that is a Member of the Company (the "**Divorcing Member**") becomes

divorced or becomes subject to a judicial decree of divorce or dissolution of marriage (in each case, a "**Divorce**") and, as a result of said Divorce, the Divorcing Member's Interests, or any portion thereof, are transferred or ordered to be transferred to the Divorcing Member's spouse who is not also currently a Member (or former spouse who is not also currently a Member) (in each case, the "**Former Spouse**") (each, a "**Divorcing Event**", and together with the Triggering Events, each, a "**Repurchase Event**" and collectively, the "**Repurchase Events**"), the Company, upon the approval of the Board, may purchase all or any portion of the Interests of the Divorcing Member that were transferred or ordered to be transferred to his or her Former Spouse in connection with a Divorcing Event in the manner set forth in this Section 9.03. Notwithstanding anything to the contrary set forth in this Agreement, if, in connection with a Divorcing Event, any court issues a decree or order that Transfers such Member's Membership Units, or any portion thereof, to that Member's Former Spouse: (i) such Transfer shall be deemed a Transfer solely of the Economic Interests related to the underlying Membership Units ordered to be transferred to the Former Spouse such that, following such a Transfer of Economic Interests, the Former Spouse shall be solely an Economic Interest Owner and not a Member and shall have no right to participate in the management of the Business or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members; (ii) any Transfer of Membership Units to a Former Spouse shall be considered an impermissible Transfer in violation of this Agreement and shall be void ab initio and shall not bind or be recognized by the Company; and (iii) shall be deemed a Repurchase Event subject to the applicable provisions of this Section 9.03;

(iii) a Member who is an individual or an individual who is the sole owner of an entity that is a Member of the Company is adjudicated as bankrupt (voluntarily or involuntarily) or makes an assignment of his, her or its Membership Units for the benefit of creditors, and in connection with any of the foregoing, the Membership Units held by the Member (or the distributions associated with such Membership Units) are ordered to be transferred, or any such Membership Units become subject to any other proposed involuntary Transfer, including through judicial order, legal process, execution, attachment, enforcement or foreclosure; or

(iv) a Member who is an individual or an individual who is the sole owner of an entity that is a Member of the Company commits any of the following actions: (i) willfully engages in conduct involving dishonesty for personal gain, fraud or unlawful activity which is materially injurious to the Company or (ii) is convicted of or pleads nolo contendere to a felony; or (iii) a Member violates the provisions of Section 14.01 (each a "**Bad Act**").

(b) Terms of Purchase; Purchase Price. The purchase of the Interests of a Departing Member or the Economic Interest of a Former Spouse shall occur at a closing ("**Closing**") to be held on the sixtieth (60th) day after the date of death, judicial declaration of Incapacity, Disability, the Transfer of Economic Interests to a Former Spouse as the result of a Divorcing Event, the bankruptcy, or the Bad Act as applicable. The purchase price in either scenario shall be equal to the fair market value of such Interests or Economic Interests, as applicable, provided, however, that the purchase price of the Interests of a Departing Member caused by a Bad Act of such

Departing Member shall be equal to fifty percent (50%) of the fair market value of such Interests. The fair market value of the Interests or Economic Interests, as applicable, shall be determined promptly upon the occurrence of any Repurchase Event by a qualified, independent, third-party corporate appraiser (an "**Appraiser**"), recommended by the Company's accountants and selected upon the approval of the Board. The purchase price, as determined by the Appraiser, shall be paid either in a lump sum cash payment at Closing or via a promissory note at Closing, as determined in the sole discretion of the purchaser, provided that, if said purchaser is the Company, such determination shall be made upon the approval of the Board. In accordance with this Section 9.03(b), any promissory note shall be dated as of the effective date of the Closing, shall mature over a period of sixty (60) months, and shall be payable in equal monthly amortizing installments of principal plus interest, per annum, at the minimum rate of interest required to avoid imputed interest under the Code. Further, the payment obligations under any such promissory note shall be secured by a pledge of the Membership Units purchased by the issuance of such promissory note. For the avoidance of doubt, a Former Spouse shall not be entitled to receive any share of the Company's Profits, Losses and distributions of the Company's assets following the Closing of the purchase and sale of the Economic Interests held by such Former Spouse.

(c) Indemnification in Connection with a Repurchase Event. The Company and the remaining Member(s) shall indemnify, defend, and hold harmless, the Departing Member or Divorcing Member, as applicable, from and against any and all liabilities, obligations or guaranties that cannot be released or otherwise extinguished as part of the sale of the Interests along with any and all claims, actions and expenses (including any third party claims) that arise in connection with the Transfer of the Interests.

Section IX.04 Right of First Refusal. In the event any Member should desire to transfer his or her Interest or any portion thereof, other than a Permitted Transfer as set forth in Section 9.02 or a transfer due to the reasons set forth in Section 9.03, and in any case still subject to Section 9.01 (the "**Withdrawing Member**") to a non-Member (the "**Offeror**"), such transferring Member shall, at least forty-five (45) days prior to making any Transfer, deliver to the Company and the other Members a written notice ("**Offer Notice**") in which the Withdrawing Member shall (i) state his/her/its intention to transfer all or a portion of his/her/its Membership Interest (the "**Offered Interest**"), (ii) state the price and terms of the best bona fide offer (the "**Offer**") the Withdrawing Member has received for such Interest, including the identity of the Offeror, and (iii) grant the Company an option (the "**Option**") to purchase all or a portion of the Withdrawing Member's Offered Interest on the same terms and conditions set forth in the Offer within fifteen (15) days of the Company's receipt of the Offer ("**Offer Period**"). If the Option is not exercised in full by the Company during the Offer Period, the remaining Member(s) shall upon the expiration of the Offer Period have the right to purchase all or a portion of the Withdrawing Member's Offered Interest on the same terms and conditions set forth in the Offer within five (5) business days of the expiration of the Offer Period ("**Second Offer Period**"). To the extent that there is more than one Member exercising such option, each shall purchase the Offered Interest, pro rata, in accordance with the ownership of their respective interests. If the Members' option is not exercised in full within the Second Offer Period, the Withdrawing Member may transfer the Offered Interest only to the original Offeror, on the terms identical to those in the Offer.

Section IX.05 Drag-Along Rights.

(a) Participation. If one or more Members representing a Sharing Ratio greater than fifty percent (50%) of the total Sharing Ratio of all Members (each, a "**Majority Member**" and collectively the "**Majority Members**"), receives a bona fide offer from an Independent Third Party to sell all, but not less than all, of its Membership Units, (a "**Drag-Along Sale**"), the Majority Members shall have the right to require that each other Member (each, a "**Drag-Along Member**") participate in such sale in the manner set forth in this Section 9.05. Notwithstanding anything to the contrary in this Agreement, each Drag-Along Member shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal, or other similar rights.

(b) Drag-Along Notice. The Majority Members shall exercise their rights pursuant to this Section 9.05 by delivering a written notice signed by each Majority Member (the "**Drag-Along Notice**") to the Company and each Drag-Along Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-Along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-Along Sale.

(c) Conditions of Sale. The consideration to be received by a Drag-Along Member shall be the same form and amount of consideration per Membership Unit to be received by each Majority Member. Each Drag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as each Majority Member makes or provides in connection with the Drag-Along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to each Majority Member, the Drag-Along Member shall make comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by each Majority Member and each Drag-Along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Majority Member and each Drag-Along Member, in each case in an amount not to exceed the aggregate proceeds received by the Majority Member and each such Drag-Along Member in connection with the Drag-Along Sale.

(d) Expenses. The fees and expenses of the Majority Members incurred in connection with a Drag-Along Sale shall be shared by all the Members on a pro rata basis, based on the consideration received by each Member; provided, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag along Sale.

(e) Cooperation. Each Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Majority Members.

(f) Consummation of the Sale. The Majority Members shall have one hundred twenty (120) days following the date of the Drag-Along Notice in which to consummate the Drag-Along Sale, on the terms set forth in the Drag-Along Notice. If at the end of such period the Majority Members have not completed the Drag-Along Sale, the rights provided under this Section 9.05 shall be deemed to be revived and the Majority Members may not then effect a transaction subject to this Section 9.05 without again fully complying with the provisions of this Section 9.05.

Section IX.06 Tag-Along Rights.

(a) Participation. If at any time a Member ("**Selling Member**") proposes to Transfer any Interest to a third-party purchaser (the "**Transferee**"), and the Selling Member cannot or has not elected to exercise his or her drag along rights as set forth in Section 9.05, each other Member (each, a "**Tag-Along Member**") shall be permitted to participate in such Transfer (a "**Tag-Along Sale**") on the terms and conditions set forth in this Section 9.06.

(b) Sale Notice. Prior to the consummation of any such Transfer described in Section 9.06(a) above, the Selling Member shall deliver to the Board and each other Member a written notice (a "**Sale Notice**") of the proposed Tag-Along Sale subject to this Section 9.06 no later than twenty (20) days prior to the closing date of the Tag-Along Sale. The Sale Notice shall make reference to each of the Member's rights hereunder and shall describe in reasonable detail: (i) the aggregate number of Membership Units the Proposed Transferee has offered to purchase; (ii) the identity of the Proposed Transferee; (iii) the proposed date, time, and location of the closing of the Tag-Along Sale; (iv) the per share purchase price and the other material terms and conditions of the Transfer; and (v) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Conditions of Sale. Each Tag-Along Member shall exercise his, her, or its right to participate in a Transfer of Interests by the Selling Member subject to this Section 9.06 by delivering to the Selling Member a written notice (a "**Tag-Along Notice**") stating his, her, or its election to do so and specifying the number of Membership Units to be transferred by him, her, or it no later than fifteen (15) days after receipt of the Sale Notice (the "**Tag along Period**"). The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be in-evocable, and, to the extent such offer is accepted, such Tag-Along Member shall be bound and obligated to participate in the proposed Transfer on the terms and conditions set forth in this Section 9.06. The Selling Member and each Tag-Along Member shall have the right to Transfer, subject to this Section 9.06, the number of Membership Units equal to the product of (i) the aggregate number of Membership Units the Proposed Transferee proposes to buy as stated in the Sale Notice, and (ii) a fraction (A) the numerator of which is equal to the number of Membership Units then held by the Selling Member or such Tag-Along Member, as the case may be, and (B) the denominator of which is equal to the number of Membership Units then held by all of the Members (including, for the avoidance of doubt, the Selling Member). Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with this Section 9.06(c) shall be deemed to have waived all of such Tag-Along Member's rights to participate in such Transfer, and the Selling Member shall (subject to the rights of any participating Tag along Member) thereafter be free to Transfer to the Proposed Transferee his, her, or its Membership Units at a per Membership Unit price that is no greater than the per Membership Unit price set forth in the Sale Notice and on such other same terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(d) Consideration. Each Tag-Along Member participating in a Transfer pursuant to this Section 9.06 shall receive the same consideration per share as the Selling Member after deduction of such Tag-Along Member's proportionate share of the related expenses in accordance with Section 9.06(f) below.

(e) Representations. Each Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to the Selling Member, the Tag-Along Member shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to himself, herself, or itself).

(f) Fees and Expenses. The fees and expenses of the Selling Member incurred in connection with a Tag-Along Sale and for the benefit of all Members (it being understood that costs incurred by or on behalf of the Selling Member for his, her, or its sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all Members participating in the Tag-Along Sale on a pro rata basis, based on the aggregate consideration received by each such Member; provided, that no Member shall be obligated to make or reimburse any out of pocket expenditure prior to the consummation of the Tag-Along sale.

(g) Further Actions. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, as applicable, in each case consistent *with* the agreements being entered into and the certificates being delivered by the Selling Member, as applicable; provided, however, that in the event a Member fails to take any action reasonably necessary to consummate the Tag-Along Sale, each Member acknowledges and agrees that the Board of the Company shall be appointed as each such Member's attorney-in-fact in order to consummate the Tag-Along Sale contemplated herein.

(h) Timing. The Selling Member shall have one hundred twenty (120) days following the expiration of the Tag-Along Period in which to Transfer the Membership Units described in the Sale Notice, on the terms set forth in the Sale Notice. If at the end of such one hundred twenty (120) day period, the Selling Member has not completed such Transfer, the Selling Member may not then effect a Transfer subject to this Section 9.06 without again fully complying with the provisions of this Section 9.06.

ARTICLE X
MEMBER DISSOCIATIONS

Section X.01 No Dissociation. The dissociation of a Member shall mean the termination of all such Member's Interest in the Company. No Member may dissociate from the Company without the approval of the Board. Any attempt to dissociate by a Member without the approval of the Board will be void *ab initio*, will not be recorded on the Company's books, and such Member will continue to be treated as the owner of such Member's Interest for all purposes of this Agreement.

ARTICLE XI
REPRESENTATIONS AND WARRANTIES

Section XI.01 Generally. Each Member, where relevant, hereby represents and warrants that:

(a) The Member understands and acknowledges that the Membership Units have not been registered under the Securities Act of 1933, as amended ("**Securities Act**") or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering, and the Member is not permitted to dispose of the Membership Units unless (i) the Membership Units are registered or exempt from registration

under the Securities Act, and (ii) the Member complies with the provisions of this Agreement in disposing of the Membership Units.

(b) The Member is acquiring the Member's Membership Units for the Member's own account solely for investment and not with a view to resale or distribution of the Membership Units.

(c) The Member has conducted the Member's own independent review, investigation, and analysis of the business, operations, assets, liabilities, results of operations, financial condition, and prospects of the Company, and has been provided adequate access to the personnel, properties, premises, and records of the Company and its subsidiaries (if any) for the purpose of conducting the Member's own independent review and analysis.

(d) The Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect to an investment in the Company.

(e) The Member has been advised and has had an opportunity to consult legal counsel prior to investing in the Company.

(f) The Member is relying solely upon the advice of such Member's tax advisor with respect to the tax aspects of any investment in the Company.

(g) The Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time including his entire investment in the Company.

(h) The Member's execution, delivery, and performance of this Agreement have been duly authorized by the Member and do not require the Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law applicable to the Member or other governing documents or any agreement or instrument that the Member is a party to or that binds the Member.

(i) This Agreement is valid, binding, and enforceable against the Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity).

(j) To the best of such Member's knowledge, there is no action, proceeding or investigation pending or threatened, nor any basis therefor, which questions, directly or indirectly, the validity or enforceability of this Agreement as to such Member.

(k) Except with respect to any written agreement between the Board and a Service Provider in connection with the ownership of Class A Membership Units or Class B Membership Units hereunder, the Member is not aware of any broker or any other Person which is or has been involved in the transactions contemplated hereunder who is entitled to a brokerage fee or commission or other compensation payable by the Company or its Members in connection with the negotiations of or creation of the Company or the Company's acquisition of any asset.

(l) If such Member is not an individual, it is duly organized, validly existing and in good standing under the laws of the State in which it was formed and has the requisite power and authority to enter into and carry out the terms of this Agreement.

ARTICLE XII
DISSOLUTION AND TERMINATION

Section 12.01 Dissolution. The Company shall be voluntarily dissolved by the Board, or as provided by applicable law, including but not limited to the Act. The Company shall not be dissolved upon the death, Disability, Incapacity, retirement, resignation, expulsion, dissolution, or bankruptcy of a Member.

Section 12.02 Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities and operations, from the date of the last previous accounting until the date of dissolution and such accounting shall be presented by the Board to the Members. The Board shall promptly proceed to wind up the affairs of the Company.

(b) If the Company is dissolved and its affairs are to be wound up, the Board is directed:

(i) to sell or otherwise liquidate such of the Company's assets as may be required to discharge all liabilities of the Company, and establish such Reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such Reserves shall be deemed to be an expense of the Company);

(ii) to allocate any Profits or Losses resulting from such sales to the Capital Accounts in accordance with Article VII hereof; and

(iii) to distribute the remaining assets in accordance with the priorities expressed in Section 8.02 hereof.

Such distributions shall be made either in cash or in kind, as determined by the Board, with any assets distributed in kind being valued for this purpose at their fair market value as determined by an independent appraiser selected by the Board. Any such distributions in respect of Capital Accounts must be made in accordance with the time requirements set forth in Section 1.704 1(b)(2)(ii)(b)(2) of the Treasury Regulations. The Company may offset damages for breach of this Agreement by a Member whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to such Member.

(c) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704 1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations

and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

(d) Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

(e) The Board shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets.

Section 12.03 Return of Contribution Nonrecourse to Other Members. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the cash contribution of one or more Members, such Member or Members shall have no recourse against the Company or any other Member.

ARTICLE XIII
INDEMNITY

Section 13.01 Indemnity of the Managers and Members.

(a) Subject to the limitations and conditions provided in this Section 13.01, each current and former Member, Manager, and Officer ("**Indemnified Person**") who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, with respect to the Company (each, a "**Proceeding**"), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that he was a Member, Manager, Officer, or Affiliate of the Company or a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of a Member, Manager, or Officer shall be indemnified by the Company to the fullest extent permitted by law (after waiving all applicable restrictions on indemnification other than those which cannot be eliminated or modified under the Act) against judgments, penalties (including excise and similar taxes), punitive damages, fines, settlements and reasonable costs and expenses (including, without limitation, attorneys' fees) actually incurred by such Indemnified Person in connection with such Proceeding. The termination of any Proceeding by judgment, Order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnified Person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, that the Indemnified Person had reasonable cause to believe that his conduct was unlawful. An Indemnified Person shall not be indemnified by the Company for: (i) conduct involving bad faith, willful or intentional misconduct, or a knowing violation of law, (ii) a transaction from which such Indemnified Person derived an improper personal benefit; (iii) a circumstance under which the liability provisions of Section 605.0406 of the Act are applicable, or (iv) a breach of such Indemnified Person's duties or obligations under Section

605.04091 of the Act (taking into account any restriction, expansion or elimination of such duties and obligations provided for in this Agreement).

(b) Indemnification under this Section 13.01 shall continue as to an Indemnified Person who has ceased to serve in the capacity which initially entitled such Indemnified Person to indemnity hereunder. The rights granted pursuant to this Section 13.01 shall be deemed contract rights, and no amendment, modification or repeal of this Section 13.01 shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

(c) The right to indemnification conferred by this Section 13.01 shall include the right to be paid or reimbursed by the Company for the reasonable expenses incurred in advance of the final disposition of the Proceeding. The Company shall pay the amounts described herein to the Indemnified Person (or the parties making claims against the Indemnified Person in satisfaction of such claims) within ten (10) days after written demand therefor is delivered to the Company by the Indemnified Person.

(d) The Board may purchase professional liability insurance, including without limitation, securing errors and omissions insurance, or similar forms of insurance, as the Board reasonably determines to be satisfactory to protect against foreseeable risks, errors and omissions, including those actions or inactions, resulting from services performed by the Board, Officers, employees, contractors or agents of the Company.

13.02 Indemnity and Contribution by Members. Notwithstanding the indemnification obligations set forth in Section 13.01, each Member shall, indemnify, defend and hold harmless the other Member(s) and the Company from and against any claim, loss, fine, penalty, damage, liability, judgment, Order, tax , interest (including interest from the date of such losses), settlement, cost or expense (including reasonable attorneys' and accountants' fees, and expert witness fees and disbursements and the cost of litigation) incurred or suffered by any such Member(s) or the Company resulting from any inaccuracy or breach of any representation or warranty made by a Member under this Agreement. To the extent any indemnification by an indemnifying party is prohibited or limited by applicable law, the indemnifying Member hereby agrees to make the maximum contribution with respect to any and all amounts for which it would otherwise be liable under this Section 13.02 to the fullest extent permitted by law.

ARTICLE XIV
ADDITIONAL COVENANTS

Section 14.01 Non-Competition; Non-Solicitation; Non-Disparagement.

(a) Restricted Party. Each Service Provider (each, a "**Restricted Party**"), together with their Affiliates, understands that the nature of the Restricted Party's position with the Company gives the Restricted Party access to and knowledge of Confidential Information, and places the Restricted Party in a position of trust and confidence with the Company. Each Restricted Party understands and acknowledges that the Company's ability to reserve these for the exclusive knowledge and use of the Company is of great competitive importance and

commercial value to the Company, and that improper use or disclosure by a Restricted Party is likely to result in unfair or unlawful competitive activity.

(b) Prohibited Activity. Because of the Company's legitimate business interest as described herein and the good and valuable consideration offered to each Restricted Party, to the extent permitted by applicable law, for so long as a Restricted Party remains a Member, Manager and/or Officer hereunder, and for a period of two (2) years thereafter, each Restricted Party hereby agrees and covenants not to, directly or indirectly, engage in any Prohibited Activity within the Restricted Territory. For purposes of this Agreement, "**Prohibited Activity**" is any activity in which a Restricted Party contributes his or its knowledge or efforts, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, agent, partner, director, shareholder, member, officer, volunteer, intern, or any other similar capacity to any Person engaged in the same Business as the Company or its Affiliates (each a "**Company Party**"), or any of the Company's former or prospective customers, clients, vendors or referral sources ("**Customers**"). Prohibited Activities also includes any activity that may require or inevitably requires disclosure of trade secrets, proprietary information or Confidential Information of the Company.

(c) Non-Solicitation of Employees and Contractors. Each Restricted Party understands and covenants not to, directly or indirectly, solicit, hire, recruit, attempt to hire or recruit, or induce the termination of employment of any employee or the engagement of any contractor or consultant of the Company for so long as a Restricted Party remains a Member, Manager and/or Officer hereunder, and for a period of two (2) years thereafter.

(d) Non-Solicitation of Customers. Each Restricted Party understands and acknowledges that because of the Restricted Party' s experience with and relationship to the Company, the Restricted Party will have access to and learn about much or all of the Company's Customer Information (as defined below). Each Restricted Party agrees and covenants, for so long as a Restricted Party remains a Member, Manager and/or Officer hereunder, and for a period of two (2) years thereafter, not to directly or indirectly on the Restricted Party ' s own behalf or that of any other Person (other than the Company), solicit, contact (including, but not limited to, e-mail, regular mail, express mail, telephone, fax and instant messaging), attempt to contact, or meet with the Company' s Customers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company, and not to offer, provide, or accept such goods or services. For purposes of this Agreement, "**Customer Information**" shall include, but is not limited to, names, phone numbers, addresses, e-mail addresses, order history, order preferences, chain of command, pricing information, and other information identifying facts and circumstances specific to the Company's Customers and relevant to their respective services.

(e) Non-Disparagement. Each Restricted Party agrees and covenants that it will not, directly or indirectly, at any time make, publish or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company (or the Board), its Affiliates or the other Members or any of their businesses, or any of their respective personnel.

(f) Affiliates of Company. Each Restricted Party understands and acknowledges that all references to Company in this Section 14.01 hereof shall include any Affiliate of the Company.

(g) Acknowledgements.

(i) Each Restricted Party and the Company recognize and agree that the Company conducts its Business in and throughout the Restricted Territory and that the Company anticipates and will generate revenues from the Company's customers located in and throughout the Restricted Territory.

(ii) Each Restricted Party acknowledges that the Company would be greatly damaged if a Restricted Party took action that would violate the restrictive covenants of this Section 14.01 anywhere in the Restricted Territory. Accordingly, the Company and each Restricted Party agree that the restrictive provisions contained in this Section 14.01 are applicable in the Restricted Territory, and each Restricted Party shall be prohibited from violating the terms of this Section 14.01 from any location anywhere in the Restricted Territory. Each Restricted Party agrees that the promises made in this Agreement are reasonable and necessary for protection of the Company's legitimate business interest(s) including, but not limited to: the Confidential Information, Customer source goodwill associated with specific marketing and trade area in which the Company conducts its Business, the Company's substantial relationships with prospective and existing Customers; and a productive and competent and undisrupted workforce. Each Restricted Party agrees that the restrictive covenants in this Agreement will not prevent the Restricted Party from earning a livelihood in the Restricted Party ' s chosen business, they do not impose undue hardship on the Restricted Party, and that they will not injure the public.

(iii) If any restriction is found by a court of competent jurisdiction to be unenforceable because it extends for too long a period of time, over too broad a range of activities, or in too large a geographic area, that restriction shall be interpreted to extend only over the maximum period of time, range of activities, or geographic area as to which it may be enforceable. This Section 14.01 does not, in any way, restrict or impede a Restricted Party from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation, or a valid order of a court of competent jurisdiction or an authorized Governmental Authority, provided that such compliance does not exceed that required by such law, regulation or order. The Restricted Party shall promptly provide written notice of any such law, regulation or order to the Company.

Section 14.02 Confidentiality.

(a) "**Confidential Information**" means: (i) all information relating in any manner to the Company, a Company Party, or their respective businesses or assets, however documented, that has been or may be (A) provided or shown to a Member, Manager, or Officer, or any

representative of the foregoing Persons (collectively, the "**Recipient**") either verbally, electronically, visually, or in a written or other tangible form which is either identified as confidential or proprietary or should be reasonably understood to be confidential or proprietary, based on the circumstances of disclosure or content of the information or (B) obtained from review of documents or property of, or communications with, any Company Party by the Recipient; and (ii) all notes, analyses, compilations, studies, summaries, documents, and other materials, however documented, containing or based, in whole or in part, on any information described in clause (i) of this Section 14.02(a). The term "**Confidential Information**" excludes information that the Recipient demonstrates: (1) was or becomes generally publicly available, other than as a result of a disclosure by the Recipient or any representative of the Recipient in violation of this Agreement; (2) is in the lawful possession of the Recipient or any representative of the Recipient before its disclosure by or on behalf of any Company Party; or (3) was or becomes available to the Recipient or any representative of the Recipient on a non-confidential basis, before the disclosure of that information by or on behalf of any Company Party, from a Person (other than the parties and their respective representatives) who is not bound by a similar duty of confidentiality (whether contractual, legal, fiduciary, or other).

(b) During and after the term of this Agreement, the Recipient shall, and shall cause each of its representatives to, keep the Confidential Information confidential. Without limiting the effect of the immediately preceding sentence, the Recipient shall not, and shall cause its representatives not to: (i) disclose any of the Confidential Information to any Person, except (A) with the prior written consent of the Board, or (B) as this Agreement otherwise permits; or (ii) use any of the Confidential Information in any way detrimental to any Company Party. The parties hereto acknowledge that any use other than in connection with the transactions contemplated by this Agreement (the "**Permitted Use**") is detrimental.

(c) The Recipient may disclose Confidential Information to only those of its representatives who: (i) require the Confidential Information for the Permitted Use (but to the extent practicable, only the part that is required); (ii) are informed by the Recipient of the confidential nature of the Confidential Information; and (iii) agree to be bound by the obligations of this Section 14.02. The Recipient shall remain liable for any breach of this Agreement by any person or entity to whom the Recipient provided access to Confidential Information. Notwithstanding anything to the contrary in this Agreement, but subject to restrictions reasonably necessary to comply with federal or state securities laws, any Member may disclose to any Person, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided relating to the tax treatment and tax structure. For purposes of clarity, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the other Members, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transactions contemplated by this Agreement.

(d) If the Recipient or any of its representatives (a "**Compelled Representative**") is requested or becomes legally compelled or is required, in any case by a Governmental Authority, to make any disclosure of Confidential Information, then the Recipient shall: (i) promptly (but in any event no later than 5:00 p.m. EST on the date that is three (3) days after the date that the Recipient becomes aware that the Recipient or a Compelled Representative is required to make

the disclosure) notify the Company in writing in a form acceptable to the Board; (ii) consult with and assist the Company, at the Company's expense, in obtaining an injunction or other appropriate remedy to prevent the disclosure; and (iii) use the Recipient's reasonable efforts to obtain, at the Company's expense, a protective order or other reliable assurance that confidential treatment will be accorded to any Confidential Information that is disclosed. Subject to the provisions of this Section 14.02(d), the Recipient or the Compelled Representative may furnish that portion (and only that portion) of the Confidential Information that, in the written opinion of counsel for the Recipient or the Compelled Representative in form and substance reasonably acceptable to the Members, the Recipient or the Compelled Representative is legally compelled or otherwise required to disclose.

(e) The Recipient shall indemnify, defend, and hold harmless each Company Party from and against all losses, liabilities, claims, actions, causes of action, damages, costs, and expenses (including attorneys' fees, other professionals' fees, and disbursements and the fees and costs of investigating and enforcing any claim for indemnification under this Section 14.02(e)) arising out of or relating to any unauthorized use or threatened use or any disclosure or threatened disclosure by the Recipient or any of its representatives of the Confidential Information or any other violation of this Section 14.02.

Section 14.03 Intellectual Property.

(a) The Company is and shall be, the sole and exclusive owner of all right, title and interest, whether accruing in the past, under the terms of this Agreement or in the future, throughout the world in and to (i) all Intellectual Property relating to the products developed and services provided in connection with the Business and (ii) all the results and proceeds of services performed by each Member (collectively, the "**Deliverables**"), including all patents, copyrights, trademarks, trade secrets, and other Intellectual Property therein. Each Member agrees that the Deliverables are hereby deemed a "work made for hire" as defined in 17 U.S.C. Section 101 of the Company. If, for any reason, any of the Deliverables do not constitute a "work made for hire," such Member irrevocably assigns to the Company, in each case without additional consideration, all right, title, and interest throughout the world in and to the Deliverables, including all Intellectual Property therein.

(b) Any assignment of copyrights under this Agreement includes all rights of paternity, integrity, disclosure, and withdrawal and any other rights that may be known as "moral rights" (collectively, "**Moral Rights**"). Each Member irrevocably waives, to the extent permitted by applicable law, any and all claims such Member may now or hereafter have in any jurisdiction to any Moral Rights with respect to the Deliverables.

(c) Upon the reasonable request of the Company, each Member shall promptly take such further actions, including, without limitation, execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist the Company to prosecute, register, perfect, record or enforce their rights in any Deliverables. In the event the Company is unable, after reasonable effort, to obtain a Member's signature on any such documents, such Member irrevocably designates and appoints the Company as Member's agent and attorney-in-fact, to act for and on Member's behalf solely to execute and file any such application or other document and do all other lawfully permitted acts to further the prosecution and issuance of all Intellectual

Property protection related to the Deliverables with the same legal force and effect as if Member had executed them. Each Member agrees that this power of attorney is coupled with an interest.

(d) Each Member has no right or license to use, publish, reproduce, prepare derivative works based upon, distribute, perform, or display any Deliverables. Each Member has no right or license to use the Company's trademarks, service marks, trade names, logos, symbols, or brand names (collectively, the "**Marks**"). Each Member shall promptly notify the Company of any and all infringements, imitations, illegal use or misuses of any Marks, which come to a Member's attention. Each Member shall not at any time adopt, use or register as a trademark, trade name, business name, corporate name, domain name, or part thereof, that includes any word or symbol or combination thereof which is identical to, or similar to, any Marks. Each Member shall use only such Marks as authorized in writing by the Company and only in the manner authorized in writing by the Company. All use of such Marks will inure solely to the Company's benefit. Upon dissolution of the Company, each Member will immediately cease use, if any, of all such Marks.

(e) For purposes of this Section 14.03, any and all references to a Member or Manager shall mean the acts of a Member in his, her or its capacity as an employee, contractor, Officer, or any other role performed on behalf of the Company.

Section 14.04 Cooperation. Each Member will promptly and in good faith provide to the Company upon request information necessary for the Company to comply with applicable law.

ARTICLE XV
MISCELLANEOUS PROVISIONS

Section 15.01 Notices. Any notice, demand, consent, election, offer, approval, request or other communication which may be or is required to be given or made by any party under this Agreement must be in writing and shall be deemed to have been given upon receipt or refusal to accept delivery if hand-delivered, sent by reputable overnight delivery service, certified mail, return receipt requested and postage prepaid, or upon confirmed receipt by email of a PDF or similar electronic format (provided if such confirmed receipt is after 5:00 p.m. EST, delivery shall be deemed to occur the next business day) at the addresses set forth below, or at such other addresses as specified by written notice delivered in accordance herewith.

To each Member:	At the address set forth on Exhibit C.
To the Company or the Board:	OPENSEED LLC 1951 NW 7th Ave. #600 Miami, Florida 33136 Attn: Jonathan Marcoschamer, Manager Email: jonathan@openseed.co

Section 15.02 Waiver of Action for Partition. Each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that it may have to maintain any action for the partition with respect to the property of the Company.

Section 15.03 Waiver of Right of Dissolution. Each Member and Economic Interest Owner irrevocably waives all rights to apply for, petition for, or seek dissolution of the Company, the winding up of the Company's affairs, or the appointment of a liquidating trustee or a receiver for the Company.

Section 15.04 Amendments. This Agreement may not be amended except upon the approval of the Board, provided, however, Section 5.02(a) and Sections 6.04(e) – (g) of this Agreement may not be amended except upon the Approval of the Members.

Section 15.05 Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations and other instruments necessary to comply with any laws, rules, or regulations.

Section 15.06 Waivers. No party's undertakings or agreements contained in this Agreement shall be deemed to have been waived unless such waiver is made by an instrument in writing signed by an authorized representative of such Member. Failure of a party to insist on strict compliance with the provisions of this Agreement shall not constitute waiver of that party's right to demand later compliance with the same or other provisions of this Agreement. A waiver of a breach of this Agreement will not constitute a waiver of the provision itself or of any subsequent breach, or of any other provision of this Agreement.

Section 15.07 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party shall not preclude or waive the right to use any other remedy. Said rights and remedies are given in addition to any other legal rights the parties hereto may have.

Section 15.08 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 15.09 Heirs, Successors, and Assigns; Third Party Beneficiaries. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns. Except as otherwise provided in herein, there are no third party beneficiaries of this Agreement.

Section 15.10 Counterparts, Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Any signature on this Agreement delivered by facsimile, email, or other means of electronic transmission will be deemed to be the delivery of an original signature.

Section 15.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, without giving effect to any choice or conflict of law provision or rule (whether of the State of Florida or any other

jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Florida.

Section 15.12 Arbitration. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby in the amount of $50,000 or more, whether in contract, tort or otherwise, shall be finally determined under the Commercial Arbitration Rules of the American Arbitration Association ("**Arbitration Rules**"), in effect as of the Effective Date, by a single arbitrator ("**Arbitrator**") appointed in accordance with said Arbitration Rules. The terms of this Section 15.12 shall become operative upon demand for arbitration being given by one party hereto to the other party. The site of the arbitration, unless the parties hereto agree otherwise, shall be in Miami, Florida. The award shall be binding on the parties hereto and may be enforced in any court having jurisdiction to enter judgment upon any interim or final award. Prior to any award and upon application of any party, the court may order provisional measures subject to any subsequent award of the arbitral tribunal. A party hereto seeking provisional measures from a court, before or after commencement of arbitration, shall not be considered to have waived its right to seek arbitration. Any party failing to pay its share of any deposits or fees required by the American Arbitration Association, and any party which fails to be represented at any arbitration proceeding, may, in the Arbitrator's discretion, have a judgment of default entered against it. The parties hereto shall not exchange documents or information other than in support of their respective positions. The arbitration shall be concluded by entry of final reasoned award no later than ninety (90) calendar days after a party hereto requests arbitration.

Section 15.13 Submission to Jurisdiction. The parties hereto hereby agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby in the amount of less than $50,000, whether in contract, tort or otherwise, shall be brought exclusively in the federal or state courts sitting in the State of Florida, Miami-Dade Beach County, and any appellate court thereof. Each of the parties hereto hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such Proceeding that is brought in any such court has been brought in an inconvenient forum.

Section 15.14 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 15.15 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

Section 15.16 Interpretation. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

Section 15.17 Independent Covenants. The parties hereto agree that each of the covenants and/or provisions contained herein shall be construed as independent of any other covenant and/or provision of this Agreement or any other agreement which the parties hereto may have, and shall, where applicable, survive the termination or expiration of this Agreement for any reason. It is further understood herein that the existence of any claim or cause of action by one of the parties hereto against another party, whether predicated upon another covenant and/or provision of this Agreement or any other agreement that the parties hereto may have, shall not constitute a defense to the enforcement by one of the parties herein of any other covenant and/or provision contained herein.

Section 15.18 Equitable Remedies. Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto, in addition to any and all other rights and remedies that may be available to them under law, shall be entitled to specific performance and other equitable relief, including temporary and permanent injunctive relief, without the necessity of showing actual monetary damages or pleading or proving irreparable harm or lack of an adequate remedy at law and without having to post a bond or other security. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party conducting the suit, including reasonable attorney's fees and expenses.

Section 15.19 Entire Agreement.

(a) This Agreement, together with the Articles of Organization, as the same may be amended from time to time, and all related Exhibits and Schedules hereto, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

(b) In the event of an inconsistency or conflict between the provisions of this Agreement and any provision of the Grant Agreements with respect to the subject matter of the Grant Agreements, the Board shall resolve such conflict in its sole discretion.

Section 15.20 Appointment of the Board as Attorney-in-Fact.

(a) Each Member, by its execution of this Agreement, irrevocably constitutes and appoints the Board as its true and lawful attorney-in-fact with full power and authority in its name, place and stead to execute, acknowledge, deliver, swear to, file and record at the appropriate public offices the following:

(i) All certificates and other instruments (including counterparts of this Agreement), and all amendments thereto, which the Board deems appropriate to form, qualify, continue or otherwise operate the Company as a limited liability company (or other entity in which the Members will have limited liability comparable to that provided in the Act), in the jurisdictions in which the Company may conduct business or in which such formation, qualification or continuation is, in the opinion of the Board, necessary or desirable to protect the limited liability of the Members;

(ii) All amendments to this Agreement adopted in accordance with the terms hereof, and all instruments which the Board deems appropriate to reflect a change or modification of the Company in accordance with the terms of this Agreement;

(iii) All conveyances of Company assets, and other instruments which the Board reasonably deems necessary in order to complete a dissolution and termination of the Company pursuant to this Agreement but only if permitted in accordance with the terms of this Agreement; and

(iv) The agreements, certificates or similar instruments which the Board reasonably deems necessary to enforce the terms of Article IX.

(b) The appointment by the Board as attorney-in-fact shall be deemed to be a power coupled with an interest, in recognition of the fact that each Member under this Agreement will be relying upon the power of the Board to act as contemplated by this Agreement in any filing or other action by it on behalf of the Company, shall survive the incapacity of any Person hereby giving such power and the Transfer or assignment of all or any portion of the Interest of such Person in the Company, and shall not be affected by the subsequent incapacity of any Manager; provided, however, that in the event of the assignment by a Member of all of its Interest in the Company, the foregoing power of attorney of an assignor Member shall survive such assignment only until such time as the assignee shall have been admitted to the Company as a substitute Member and all required documents and instruments shall have been duly executed, filed and recorded to effect such substitution.

Section 15.21 Exhibits. The following Exhibits are attached to and form a part of this Agreement:

Exhibit A– Joinder Agreement
Exhibit B – Definitions
Exhibit C – Schedule of Members
Exhibit D – Income Taxes

——————————————**END OF DOCUMENT**——————————————

See Next Pages For Signatures of the Company and Members

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Operating Agreement of the Company effective as of the Effective Date.

COMPANY:

OPENSEED LLC, a Florida limited liability company

By: DocuSigned by: Jonathan Marcoschamer 7C2346126D2A4E8...
_

Name: Jonathan Marcoschamer
Title: Chief Executive Officer

BOARD:

DocuSigned by: Jonathan Marcoschamer 7C2346126D2A4E8...
_

Jonathan Marcoschamer, individually

EXHIBIT A

JOINDER AGREEMENT

Reference is hereby made to the Amended and Restated Operating Agreement of OPENSEED LLC, dated as of _______________ ___, 2022, (as amended from time to time, the "**Operating Agreement**"), by and among OPENSEED LLC, a Florida limited liability company (the "**Company**") and the undersigned Member. The undersigned hereby agrees that upon the execution of this Operating Agreement, he/she/it shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be deemed to be a Member of the Company for all purposes thereof.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement.

IN WITNESS WHEREOF, the party hereto has executed this Joinder Agreement as of ___ _______________, 20___.

By:________________________

Name:______________________

Title:_______________________

EXHIBIT B

DEFINED TERMS

A. The following terms used in this Agreement have the following meanings:

"**Act**" means the Florida Revised Limited Liability Company Act (§§ 605.0101 et seq., Fla. Stat.), as it may be amended, and any successor legislation thereto and any rules and regulations promulgated thereunder.

"**Affiliate**" means, with respect to any Person, (a) any Person directly or indirectly controlling, controlled by, or under common control with such other Person; (b) any officer, director, member, or partner of such other Person; or (c) if such other Person is an officer, director, member, or partner, any company for which such Person acts in any such capacity. For this purpose "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms "controls," "controlled by," and "under common control with" have correlative meanings.

"**Approval of the Members**" or "**Approved by the Members**" means the approval of the Seed Preferred Members and the Class A Members holding over 50% of the combined issued and outstanding Class A Membership Units and Seed Preferred Membership Units.

"**Articles of Organization**" means the Articles of Organization of the Company, filed in the office of the Secretary of State of Florida, as amended from time to time.

"**Capital Account**" as of any given date means the Capital Contribution to the Company by a Member as adjusted up to such date pursuant to Exhibit D.

"**Capital Contribution**" shall mean any contribution to the capital of the Company in cash or property by a Seed Preferred Member or a Class A Member whenever made.

"**Class A Member** " means a holder of one or more Class A Membership Units.

"**Class A Membership Unit**" means any of the Class A Membership Units issued to the Members, as reflected on Exhibit C hereto (as may be amended from time to time in accordance with the terms and conditions hereof), with the rights and obligations described in this Agreement. Class A Membership Units shall be voting Membership Units and shall entitle the holder thereof to one (1) vote per Class A Membership Unit on such matters that are subject to a Member vote as provided in this Agreement or required by applicable law.

"**Class B Member**" means a holder of one or more Class B Membership Units.

"**Class B Membership Unit**" means the Class B Membership Units issued to the Members, as reflected on Exhibit C hereto (as may be amended from time to time in accordance with the terms and conditions hereof), with the rights and obligations described in this

Agreement, including, without limitation, Section 5.02 hereof. Class B Membership Units shall be non-voting Membership Units and shall not entitle the holder to a vote on any matter that is subject to a Member vote as provided in this Agreement except in accordance with applicable law.

"**Code**" shall mean the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Company Property**" shall mean any Property owned or acquired by the Company.

"**Disability**" or "**Disabled**" shall mean for purposes of this Agreement, a Manager, Officer, or a Member will be deemed to have a Disability if, for physical or mental reasons, a Manager, Officer, or Member is unable to perform his or her material duties under this Agreement for sixty (60) consecutive days, or one hundred twenty (120) days during any 12-month period. The Disability of a Manager, Officer, or a Member will be determined by a medical doctor selected by the Company, with the approval of the Board, other than the Member who is deemed to have a Disability, in their good faith judgment, subject to a second opinion at the request of such Manager, Officer, or Member. A Manager, Officer, or Member must submit to a reasonable number of examinations by the medical doctor making the determination of Disability under this clause, and a Manager, Officer, or Member hereby authorizes the disclosure and release to the Company of such determination and any relevant medical records. If a Manager, Officer, or Member is not legally competent, the Manager, Officer, or Member's legal guardian or duly authorized attorney-in-fact will act in their stead for the purposes of submitting the Manager, Officer, or Member to the medical examinations, and providing the authorization of disclosure, required under this clause.

"**Distributable Cash Flow**" for the Company means the excess of cash receipts over cash disbursements, including, but not limited to, the payment of Company debt, overhead expenses, salaries and other expenses, and the establishment of Reserves, all as determined by the Board; provided that: (a) cash receipts shall not include: (i) contributions to capital; (ii) loan proceeds or other funds used to pay for the repayment of existing debt and the acquisition of capital assets or to maintain working capital; (iii) insurance proceeds (other than from business interruption or rent loss insurance) received on account of loss or damage to the property and proceeds received on account of any condemnation or taking of all or any part of the Company's property to the extent used or designated for use to repair, replace or restore the property; and (iv) funds from Reserve accounts applied for the purpose of the Reserve but excluding those deemed surplus by the Board; and (b) cash disbursements shall not include principal of and interest on Member Loans and payments out of or charged against Reserve accounts; but cash disbursements shall include annual charges for Reserves.

"**Economic Interest**" shall mean a Member's or Economic Interest Owner's share of the Company's Profits, Losses and distributions of the Company's assets pursuant to this Agreement and the Act but does not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members.

"**Economic Interest Owner**" means the owner of an Economic Interest who is not a Member.

"**Fiscal Year**" means the period terminating on December 31 of each year during the term hereof or on such earlier date in any year in which the Company shall be dissolved as provided herein.

"**Governmental Authority**" means any government or political subdivision, whether foreign, federal, state, provincial, local, or any agency, authority, bureau, board, commission, court, judicial or arbitral body, department, official or other instrumentality of any such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of applicable law), or any arbitrator, mediator, administrative law court, court of tribunal of competent jurisdiction.

"**Incapacitated**" or "**Incapacity**" shall mean for purposes of this Agreement, the Member and/or Manager will be deemed to be incapacitated if, due to a physical or mental condition, the Member and/or Manager will be deemed "Incapacitated" if and for so long as (a) a court of competent jurisdiction has made a finding to that effect; (b) a guardian or conservator of a Manager's and/or Member's person or estate has been appointed by a court of competent jurisdiction and is serving as such; or (c) two physicians (licensed to practice medicine in the state where a Member and/or Manager is domiciled at the time of the certification, and one of whom shall be board certified in the specialty most closely associated with the cause of the incapacity) certify that due to a physical or mental condition the Member and/or Manager lacks the ability to manage his or her own personal and financial affairs.

"**Independent Third Party**" means, with respect to any Member, any Person that is not an Affiliate of such Member.

"**Intellectual Property**" means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents and patent applications, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade names, domain names and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (c) all copyrights, and all applications, registrations, and renewals in connection therewith; (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, designs, drawings, specifications, technical data, Customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) all computer software; (f) all database rights; (g) all design rights and registered designs and all documentation and media constituting or describing any of the foregoing and all copies and tangible embodiments thereof (in whatever form or medium and whether or not any of the foregoing is registered); and (h) all other proprietary rights, including all moral rights, pertaining to any product or service designed, manufactured, sold, distributed, marketed, used, performed, employed or exploited, and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of those

which may subsist anywhere in the world, owned by or registered in the name of any Person or in which any Person has any rights, licenses or immunities.

"**Interest**" means the ownership interest of a Member in the Company, including a Member's Membership Units and Economic Interest, the right to any and all benefits to which such Member may be entitled in accordance with this Agreement, and the obligations as provided in this Agreement and the Act.

"**Interest Hurdle**" means an amount specified by the Board with respect to each Unvested Membership Unit reflecting the Liquidation Value of the relevant Unvested Membership Units at the time such Unvested Membership Units are issued. The Interest Hurdle applicable to any Unvested Membership Unit issued to a Class B Member or Class A Member shall be no less than the amount determined by the Board to be necessary to cause such Unvested Membership Unit to constitute a "profits interest" within the meaning of Revenue Procedures 93-27 and 2001-43.

"**Joinder Agreement**" means the joinder agreement in form and substance of Exhibit A attached hereto.

"**Lien**" means any mortgage, pledge, security interest, encumbrance, charge or lien, other than: (a) mechanics', materialmen's and similar liens for amounts not yet due and payable; (b) liens for taxes not yet due and payable; (c) liens arising under workers' compensation, unemployment insurance, social security, retirement or similar legislation; and (d) purchase money liens and license securing rental payments under capital lease arrangements.\

"**Liquidation Value**" means, as of the date of determination and with respect to the relevant new Class B Membership Units or Class A Membership to be issued, the aggregate amount that would be distributed to the Members pursuant to Section 8.01, if, immediately prior to the issuance of the relevant new Class B Membership Units or Class A Membership Units, the Company sold all of its assets for fair market value and immediately liquidated and the Company's debts and liabilities were satisfied and the proceeds of the liquidation were distributed pursuant to Section 8.02.

"**Marcoschamer Member**" means Jonathan Marcoschamer, individually.

"**Member**" or "**Members**" shall mean each of the Persons designated as a Seed Preferred Member, Class A Member or Class B Member on Exhibit C attached hereto, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement, and any other Person admitted as a Member of the Company in accordance with this Agreement.

"**Membership Units**" means the ownership interests in the Company held by the Members, expressed as a number of units held by each Member and set forth opposite each Member's name on Exhibit C attached hereto, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement, regardless of class.

"**Order**" means any judgment, writ, decree, directive, decision, injunction, ruling, award or order (including any consent decree or cease and desist order) of any kind of any Governmental Authority.

"**Person**" means any natural person, corporation, trust, partnership, joint venture, association, limited liability company, or other business or legal entity of any kind and the heirs, executors, administrators, legal representatives, successors and assigns of such Person, where the context so permits.

"**Profits**" and "**Losses**" means the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, as of the close of each Fiscal Year on the Company's Tax Return filed for federal income tax purposes.

"**Property**" shall mean any property, real or personal, tangible or intangible, and any legal or equitable interest in property of any type or in any form, including cash but excluding services and promises to perform services in the future.

"**Reserves**" means funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed reasonably sufficient by the Board for working capital, risks inherent in the operation of the Company's Property and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"**Restricted Territory**" means anywhere in the entire world.

"**Sale of the Business**" shall mean any transaction or series of transactions (whether structured as a stock sale, merger, consolidation, reorganization, asset sale or otherwise), which results in the sale or transfer of (a) more than a majority of the assets of the Company and its Affiliates taken as a whole (determined based on value) or (b) beneficial ownership or control of a majority of the Membership Interests in the Company.

"**Seed Preferred Member**" means a holder of one or more Seed Preferred Membership Units.

"**Seed Preferred Membership Unit**" means any of the Seed Preferred Membership Units issued to the Members, as reflected on Exhibit C hereto (as may be amended from time to time in accordance with the terms and conditions hereof), with the rights and obligations described in this Agreement. Seed Preferred Membership Units shall be voting Membership Units and shall entitle the holder thereof to one (1) vote per Seed Preferred Membership Unit on such matters that are subject to a Member vote as provided in this Agreement or required by applicable law.

"**Sharing Ratio**" means the percentage that each Member's number of Membership Units bears to all outstanding Membership Units.

"**Tax Return**" means any return, declaration, report, claim for refund, or information return or statement relating to taxes, including any information return or report with respect to backup withholding and other payments to third parties, and any estimated tax filing,

any tax election, and any schedule or attachment with respect to any of the foregoing and any amendment of any of the foregoing.

"**Transfer**" means a sale, assignment, transfer, gift, exchange or other transfer, or the acts thereof.

"**Treasury Regulations**" shall include proposed, temporary and final regulations promulgated under the Code.

"**Unrecovered Capital**" means, with respect to a Member, the amount, determined for each day of a particular Fiscal Year, of its Capital Contributions which have not been repaid.

B. The following additional terms are defined in the following Sections of the Agreement:

Defined Term	Section
Additional Capital	6.03
Additional Capital Notice	6.03(a)
Agreement	page 1, paragraph 1
Appraiser	9.03(b)
Arbitration Rules	15.12
Arbitrator	15.12
Bad Act	9.03(a)
BBA	7.05(a)
BBA Procedures	7.05(c)
Beneficial Owner	9.02(b)
Beneficial Ownership	9.02(b)
Board	4.01
Business	3.01
Business Opportunity	5.08
Cause	4.10
Certificate	5.05
Chairman	4.03
Closing	9.03(b)
Company	page 1, paragraph 1
Company Party	14.01(b)
Compelled Representative	14.02(d)
Confidential Information	14.02(a)
Contributing Member	6.03(b)
Customers	14.01(b)
Customer Information	14.01(d)
Deadlock	4.14
Deliverables	14.03(a)
Departing Member	9.03(a)
Divorce	9.03(a)

EXHIBIT C

SCHEDULE OF MEMBERS

Member's Name and Contact Information	Capital Contribution (Cash Amount/Agreed Value of Non-Cash Contribution)	Seed Preferred Membership Units	Class A Membership Units	Class B Membership Units	Unvested Membership Units	Sharing Ratio
[Pool Reserved for Seed Preferred Membership Units][1]	$1,069,980	18,333	0	0	0	15.49%
Jonathan Marcoschamer [redacted]	0	0	70,379	0	0	59.48%
Alain Revah [redacted]	0	0	1,750	0	250	1.48%
Yves Behar [redacted]	0	0	0	0	3,000	0%
Fernando Migliassi [redacted]	0	0	0	1,625	0	1.37%
Donato Helbling [redacted]	0	0	0	2,872.5	0	2.43%
Thomas Foster [redacted]	0	0	0	618.75	0	.52%
Suzanne Oheler [redacted]	0	0	0	200	0	.17%
Deepak Mulchandani [redacted]	0	0	0	200	300	.17%
Jay Vidyarthi [redacted]	0	0	0	200	300	.17%
Tom Johnston [redacted]	0	0	0	375	125	.32%

[1] If the Company does allocate all of the 18,333 Seed Preferred Membership Units reserved for Seed Preferred Members, the existing Member's Sharing Ratios shall be adjusted accordingly.

Denver, CO 80223 [redacted]						
Deepak Chopra, LLC, a California limited liability company [redacted]	0	0	0	555.55	4,444.45	.47%
Nick Rizk [redacted]	0	0	0	200	0	.17%
EEPOS IT Services LLC, a Florida limited liability company [redacted]	0	0	0	1,360	0	1.15%
Amanda Gilbert [redacted]	0	0	0	0	250	0%
Elisa Medrano [redacted]	0	0	0	0	120	0%
Tony Cho tcho@focities.com	0	0	0	167	333	.14%
Caldera Law PLLC, a Florida professional limited liability company [redacted]	0	0	0	375	0	.32%
Additional Pool of Membership Units Reserved for Current and Future Class A Members and Class B Members (19,122.2 Membership Units)[2]	N/A	0	N/A	N/A	N/A	16.15%

[2] If the 19,122.2 Membership Units reserved for current and future Class A Members and Class B Members are not allocated to current or future Class A Members or Class B Members, such Membership Units shall be allocated to the Marcoschamer Member. Please be advised that the Sharing Ratios set forth on this Capitalization Table reflect the Sharing Ratios of the Members of the Company without the allocation of the 19,122.2 Membership Units reserved for current and future Class A Members and Class B Members to current or future Class A Members or Class B Members.

Totals	**$1,069,980**	**18,333**	**72,129**	**8,748.8**	**9,122.45**	**100%**

EXHIBIT D

INCOME TAXES

1. **Allocations of Profits and Losses.**

(a) After giving effect to the special allocations set forth in Paragraph 2 hereof, Profits, Losses and, to the extent necessary, individual items of income, gain, loss or deduction, of the Company for any Fiscal Year shall be allocated among the Members in such manner as would, as of the end of such Fiscal Year, cause, as nearly as reasonably possible, the sum of (i) the Capital Account of each Member (taking into account all contributions to the Company by such Member and all distributions from the Company to such Member for such Fiscal Year), whether positive or negative, and (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, to be equal to the respective net amounts, whether positive or negative, which would be distributed to them or for which they would be liable to the Company under the Code or this Agreement, determined as if the Company were to (x) liquidate its assets for an amount equal to their Gross Asset Values, (y) satisfy all of its debts and liabilities (limited, with respect to each Nonrecourse Liability of the Company, to the Gross Asset Value of the asset or assets securing such Nonrecourse Liability), and (z) distribute the proceeds in liquidation pursuant to this Agreement.

(b) The Losses allocated to the Members pursuant to Paragraph 1(a) will not exceed the maximum amount of Losses that can be so allocated without causing any of the Members to have an Adjusted Capital Account Deficit at the end of any such Fiscal Year. The limitations set forth in this Paragraph 1(b) will be applied so as to allocate the maximum permissible Losses to the Members under Treasury Regulations §1.704-1(b)(2)(ii)(d).

2. **Special Allocations**. The following special allocations will be made in the following order:

(a) (Minimum Gain Chargeback) Notwithstanding any other provision of this Exhibit D, if there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member will be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain determined in accordance with Treasury Regulations §1.704-2(g)(2). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations §§1.704-2(f)(6) and 1.704-2(j)(2). This Subparagraph (a) is intended to comply with the minimum gain chargeback requirement in §1.704-2(f) of the Treasury Regulations and will be interpreted consistently therewith.

(b) (Member Nonrecourse Debt Minimum Gain Chargeback) Except as otherwise provided in Treasury Regulation §1.704-2(i)(4), notwithstanding any other provision of this Exhibit D, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member

Nonrecourse Debt, determined in accordance with Treasury Regulations §1.704-2(i)(5), will be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain determined in accordance with Treasury Regulations §1.704-2(i)(4). Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Treasury Regulations §§1.704-2(i)(4) and 1.704-2(j)(2) of the Treasury Regulations. This Subparagraph (b) is intended to comply with the minimum gain chargeback requirement in §1.704-2(i)(4) of the Treasury Regulations and will be interpreted consistently therewith.

(c) (Qualified Income Offset) In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations §1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain will be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Subparagraph (c) will be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Exhibit D have been tentatively made as if this Subparagraph (c) were not in this Agreement.

(d) (Gross Income Allocation) In the event that any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to Treasury Regulations §1.704-2(g)(1) and 1.704-2(i)(5), such Member will be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Subparagraph (d) will be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit D have been tentatively made as if Subparagraph (b) hereof and this Subparagraph (d) were not in this Agreement.

(e) (Section 754 Adjustments) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code §734(b) or Code §743(b) is required, pursuant to Treasury Regulations §§1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(2) applies or to the Member to whom such distribution was made in the event Treasury Regulations §1.704-1(b)(2)(iv)(m)(4) applies.

(f) (Nonrecourse Deductions) Nonrecourse Deductions for any Fiscal Year or other period will be specially allocated to the Members in accordance with the Sharing Ratios.

(g) (Member Nonrecourse Deductions) Member Nonrecourse Deductions for any Fiscal Year or other period will be allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations §1.704-2(i)(1).

(h) (Curative Allocations) The allocations set forth in Paragraph 1(a), Paragraph 1(b), Subparagraphs (a), (b), (c), (d), (e), (f) and (g) hereof ("**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Subparagraph (h). Therefore, notwithstanding any other provision of this Exhibit D (other than the Regulatory Allocations), the Board will make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to Paragraphs 1(a) and (b). In exercising its discretion under this Subparagraph (h), the Board will take into account future Regulatory Allocations under Paragraphs 2(a) and (b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Paragraphs 2(f) and (g).

3. **Capital Accounts**.

(a) Each Member's Capital Account will be increased by (i) the amount of money contributed by such Member to the Company; (ii) the fair market value of the property contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752); (iii) allocations to such Member of Profits; and (iv) allocations to such Member of income described in Code Section 705(a)(1)(B). Each Member's Capital Account will be decreased by (A) the amount of money distributed to such Member by the Company; (B) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752); (C) allocations to such Member of expenditures described in Code Section 705(a)(2)(B); and (D) allocations to such Member of Losses.

(b) In connection with a Capital Contribution of money or other property (other than a de minimis amount) by a new or existing Member or Economic Interest Owner as consideration for an Economic Interest or Interest, or in connection with the liquidation of the Company or a distribution of money or other property (other than a de minimis amount) by the Company to a retiring Member or Economic Interest Owner (as consideration for an Economic Interest or Interest), the Capital Accounts of the Members shall be adjusted to reflect a revaluation of Company Property (including intangible assets) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f). If, under Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, Company Property that has been revalued is properly reflected in the Capital Accounts and on the books of the Company at a book value that differs from the adjusted tax basis of such property, then depreciation, amortization and gain or loss with respect to such

property shall be shared among the Members in a manner that takes account of the variation between the adjusted tax basis of such property and the book value, in the same manner as variations between the adjusted tax basis and fair market value of property contributed to the Company are taken into account in determining the Members' shares of tax items under Code Section 704(c).

(c) In the event of a permitted sale or exchange of an Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Interest in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

(d) The manner in which Capital Accounts are to be maintained pursuant to this Exhibit D is intended to comply with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If the Company determines that the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Exhibit D should be modified in order to comply with Code Section 704(b) and the Treasury Regulations, then notwithstanding anything to the contrary contained in the preceding provisions of this Exhibit D, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members as set forth in this Agreement.

4. **Allocation of Profits and Losses Upon Transfer or Change in Interests**. It is agreed that if all or a portion of a Member's Interest is transferred or adjusted as permitted herein, Profits and Losses for the Fiscal Year of the transfer shall be allocated between the transferor and the transferee based upon the number of days in said Fiscal Year each owned such Interest, without regard to the dates upon which income was received or expenses were incurred during said Fiscal Year, except as otherwise required by the provisions of Code Section 706 and Treasury Regulations promulgated thereunder.

5. **Contributed Property**. Notwithstanding anything contained herein to the contrary, if a Member contributes property to the Company having a fair market value that differs from its adjusted basis at the time of contribution, then items of income, gain, loss and deduction with respect to the property shall be allocated among the Members so as to take account of the variation between the adjusted tax basis of the property to the Company and its fair market value at the time of contribution, in the manner prescribed in Code Section 704(c) and the Treasury Regulations promulgated thereunder.

6. **Definitions**. The following terms used in this Exhibit D shall have the following meanings:

"**Adjusted Capital Account Deficit**" means with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amount which such Member is obligated to restore pursuant to Treasury Regulations §1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Regulations §1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Capital Account**" as of any given date means the Capital Contribution to the Company by a Member as adjusted up to such date pursuant to this Exhibit D.

"**Company Minimum Gain**" has the meaning set forth in Treasury Regulations §§1.704-2(b)(2) and 1.704-2(d) for "partnership minimum gain".

"**Gross Asset Value**" shall be determined as follows:

(i) the initial Gross Asset Value of any asset contributed by a Member to the Company subsequent to the Effective Date shall be the fair market value of such asset, as determined by the Board;

(ii) the Gross Asset Value of all Company assets shall be adjusted to equal their respective fair market values (taking Section 7701(g) of the Code into account) as of the following times: (1) the acquisition of additional Membership Units by any new or existing Member in exchange for more than a de minimis Capital Contribution or in connection with the performance of services; (2) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for Membership Units, but only if, in the case of either (1) or (2), the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (3) the liquidation of the Company; and/or (4) the forfeiture by a defaulting Member of its Membership Units;

(iii) the Gross Asset Value of any Company asset distributed to any Member shall be the fair market value (taking Section 7701(g) of the Code into account) of such asset on the date of distribution;

(iv) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such Company assets pursuant to Section 732(d), Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining capital accounts pursuant to Treasury Regulations §1.704-1(b)(2)(iv)(m) and §1.704-1(b)(2)(iv)(f); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (iv) to the extent that the Members determine that an adjustment pursuant to subsection (ii) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (iv);

(v) if the Gross Asset Value of any Company asset has been determined or adjusted pursuant to subsection (i), (ii), (iii), or (iv), such Gross Asset Value shall thereafter be adjusted by the depreciation that would be taken into account with respect to such asset for purposes of computing gains or losses from the disposition of such asset; and

(vi) Gross Asset Value of any Company asset that was not contributed by a Member means the adjusted basis of such Company asset for federal income tax purposes.

"**Member Nonrecourse Debt**" has the meaning set forth in Treasury Regulations §1.704-2(b)(4)(ii) for "partner nonrecourse debt".

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations §1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations §§1.704-2(i)(1) and 1.704-2(i)(2) for "partner nonrecourse deductions".

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations §1.704-2(b)(1).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Regulatory Allocations**" means the term defined in Paragraph 2(h) hereof.